Exhibit 99.1

MANAGEMENT INFORMATION CIRCULAR Triple Flag Precious Metals Corp. Annual Meeting of Shareholders May 6, 2026 This document contains: Notice of Annual Meeting of Shareholders Management Information Circular

Letter from the Chair Dear Shareholders, 2025 was a standout year for Triple Flag, with the business performing strongly across all metrics during a record price environment for both gold and silver. Under the leadership of our Chief Executive Officer, Sheldon Vander-kooy, who completed his first full year in the role, Triple Flag continued to build on its strong foundations. The group successfully executed on a number of strategic and accretive transactions, deploying over $350 million of capital across new and pre-existing assets. These included the acquisition of a 1% NSR royalty on the world-class Arthur gold project in Nevada, operated by AngloGold Ashanti, alongside a royalty package on Pan American Silver’s producing Minera Florida gold mine in Chile. These acquisitions align with Triple Flag’s disci-plined approach to investment, focusing on assets in premier mining jurisdictions operated by top-tier operators. Alongside Mr. Vanderkooy, our wider executive team, including Chief Financial Officer, Eban Bari, and Chief Operating Officer, James Dendle, demonstrated exceptional leadership qualities throughout the year following their promotions in 2024. Additionally, Tim Baker and Peter O’Hagan are not standing for re-election at the upcoming meeting of Triple Flag shareholders. Tim and Peter have been important and valu-able members of the Triple Flag team. On behalf of the Board of Triple Flag, I would like to thank Tim and Peter for their valuable contributions over the years. Triple Flag’s portfolio delivered another year of record results in 2025, achieving the upper half of our guidance range with production of 113 thousand GEOs. This included maiden contributions from the John-son Camp Mine and Tres Quebradas Mine towards the end of the third quarter, demonstrating the strong growth potential embedded within our portfolio. We remain confident in our long-term outlook of 140 to 150 thousand GEOs by 2030, fueled by a number of exciting catalysts expected within both our producing and development-stage assets. Sustainability principles remain core to the identity of Triple Flag and to our investment criteria. We are proud of our position as the top ranked company in ESG Risk Ratings by Morningstar Sustainalytics within both the precious metals industry and the precious metals mining sub-indus-try. This recognition underscores our dedication to sustainable resource management and ensures that we continue to contribute responsibly through our partnerships with our operating partners. Looking to the year ahead, we remain confident that our world-class port-folio, highly capable leadership team, and proven business model will continue to deliver sustainable value creation for stakeholders. I would like to take this opportunity to thank the Triple Flag team for their hard work in 2025, and our shareholders for their continued support. Dawn Whittaker Director and Chair LETTER FROM THE CHAIR “ 2025 was a standout year for Triple Flag, with the business performing strongly across all metrics during a record pricing environment for both gold and silver.” TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 1

About the Meeting ABOUT THE MEETING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS The 2026 Annual Meeting of Shareholders (the ‘‘Meeting’’) of Triple Flag Precious Metals Corp. (the ‘‘Company’’) will be held on Wednesday, May 6, 2026, at 10:00 a.m. (Eastern Time) for the following purposes: √ to receive the consolidated financial statements for the financial year ended December 31, 2025, and the auditor’s report thereon; √ to elect the directors (see ‘‘Election of the Board of Directors’’ in the Management Information Circular (the ‘‘Circular’’) for additional details); √ to appoint PricewaterhouseCoopers LLP (‘‘PwC’’) as our auditor for 2026 and to authorize the directors to fix the auditor’s remu-neration (see ‘‘Appointment of the Auditor’’ in the Circular for additional details); √ to vote on the advisory resolution on the approach to executive compensation (see ‘‘Advisory Resolution on Approach to Executive Compensation’’ in the Circular for additional details); and √ to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof. Only shareholders of record at the close of business on March 17, 2026 will be entitled to vote at the Meeting. The Meeting will be held in a virtual meeting format only. Sharehold-ers will be able to listen to, participate in and vote at the Meeting in real time through a web-based platform. You can attend the Meeting by joining the live webcast online at https://meetnow.global/ML4D4HG. You should allow ample time to join the Meeting to check compatibility and complete the related pro-cedures. See “How do I attend and participate in the virtual Meeting?” in the Circular for detailed instructions on how to attend and vote at the Meeting. NOTICE AND ACCESS Pursuant to an exemption obtained by the Company under the Canada Business Corporations Act (the ‘‘CBCA’’), the Company is using the “notice and access” procedure adopted by the Canadian Securities Administra-tors for the delivery of the Circular and the annual consolidated finan-cial statements and management’s discussion and analysis thereon for the year ended December 31, 2025 (the ‘‘2025 Annual Report’’ and together with the Circular, the ‘‘Meeting Materials’’). Under the notice and access procedure, you are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the Meeting. However, instead of receiving paper copies of the Meeting Materials, you are receiving this Notice of Meeting which contains information about how to access the Meeting Materials electronically. The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing paper copies of documents in large quantities. Shareholders who have consented to electronic delivery of materials are receiving this Notice of Meeting in an electronic format. The Circular and form of proxy (or voting instruction form) for the common shares of the Company (the ‘‘Common Shares’’) provide additional information con-cerning the matters to be dealt with at the Meeting. You should access and review all information contained in the Circular before voting. See ‘‘Notice and Access’’ in the Circular for additional details. Shareholders with questions about the notice and access proce-dure can call Computershare Investor Services Inc. (‘‘Computershare’’) toll free at 1-866-964-0492 or by going to: www.computershare.com/ noticeandaccess. WEBSITES WHERE THE MEETING MATERIALS ARE POSTED The Meeting Materials can be viewed online on the Company’s web-site, www.tripleflagpm.com, under the Company’s SEDAR+ profile at www.sedarplus.ca, or on EDGAR at www.sec.gov. NON-REGISTERED AND REGISTERED SHAREHOLDERS If you would like a paper copy of the Circular and/or the 2025 Annual Report, you should first determine whether you are: (i) a non-registered shareholder; or (ii) a registered shareholder. √ You are a non-registered shareholder (also known as a benefi-cial shareholder) if you own Common Shares indirectly and your Common Shares are registered in the name of a bank, trust company, broker or other intermediary. For example, you are a non-registered shareholder if your Common Shares are held in a brokerage account of any type. √ You are a registered shareholder if you hold a paper share certifi-cate or a direct registration system (DRS) statement and your name appears directly on the share certificate(s) or DRS statement. HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS All shareholders may request that paper copies of the Circular and/or the 2025 Annual Report be mailed to them at no cost for up to one year from the date that the Circular was filed on SEDAR+. If you are a non-registered shareholder, a request may be made by going to www.proxyvote.com and entering the 16-digit control number located on your voting instruction form and following the instructions provided. Alternatively, you may submit a request by calling Broadridge Investor Communications Corporation (‘‘Broadridge’’) at 1-877-907-7643, or outside Canada and the United States, at 303-562-9305 (English) or 303-562-9306 (French). A request must be received by April 23, 2026 (i.e., at least seven business days in advance of the date and time speci-fied in your voting instruction form as the voting deadline) if you would like to receive the Circular and/or the 2025 Annual Report in advance of the voting deadline and Meeting date. 2 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

About the Meeting If you are a registered shareholder, you can request paper copies of the Circular and/or the 2025 Annual Report: (i) in advance of the voting dead-line and Meeting date by calling Computershare at 1-866-962-0498; or (ii) after the Meeting date and within one year from the date the Circu-lar was filed on SEDAR+ by calling Computershare at 1-800-564-6253. A request must be received by April 23, 2026 (i.e., at least seven business days in advance of the date and time specified in your proxy form as the voting deadline) if you would like to receive the Circular and/or the 2025 Annual Report in advance of the voting deadline and Meeting date. VOTING Non-registered shareholders Non-registered shareholders are entitled to vote through Broadridge or their intermediary, as applicable, or during the Meeting by online ballot through the live webcast platform. Non-registered sharehold-ers should exercise their right to vote by following the instructions of Broadridge or their intermediary, as applicable, as indicated on their voting instruction form. Voting instruction forms will be provided by Broadridge or your intermediary. Voting instruction forms may be returned as follows: INTERNET: www.proxyvote.com TELEPHONE: 1-800-474-7493 (English) or 1-800-474-7501 (French) MAIL: Data Processing Centre, P.O. Box 3700, STN. INDUSTRIAL PARK, Markham, Ontario L3R 9Z9 Broadridge or your intermediary, as applicable, must receive your voting instructions at least one business day in advance of the proxy deposit date noted on your voting instruction form. If you are a non-registered shareholder and you wish to attend and vote at the Meeting (or have another person attend and vote on your behalf), you must complete the voting instruction form in accordance with the instructions provided. These instructions include the additional step of registering the person you have designated to attend the Meeting (either yourself or the person you designated to attend on your behalf) with our transfer agent, Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder you have designated to attend the Meeting with Computershare will result in such proxyholder not receiving a control number to participate in the Meeting and such proxyholder would only be able to attend the Meet-ing as a guest. Guests will be able to listen to the Meeting but will not be able to ask questions or vote. See “How do I vote if I am a non-registered shareholder?” in the Circular for additional details. Registered shareholders Registered shareholders are entitled to vote by proxy or during the Meeting by online ballot through the live webcast platform. Regis-tered shareholders who are unable to attend the Meeting should exer-cise their right to vote by signing and returning the form of proxy, or voting in advance via the internet, in accordance with the directions on the form. Computershare must receive completed proxies no later than 10:00 a.m. (Eastern Time) on May 4, 2026 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. See “How do I vote if I am a registered shareholder?’’ in the Circular for additional details. BY ORDER OF THE BOARD OF DIRECTORS, C. Warren Beil Corporate Secretary March 24, 2026 Toronto, Ontario TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 3

TABLE OF CONTENTS 1 LETTER FROM THE CHAIR 2 ABOUT THE MEETING 2 Notice of Annual Meeting of Shareholders 2 Notice and Access 2 Websites Where the Meeting Materials are Posted 2 Non-Registered and Registered Shareholders 2 How to Obtain Paper Copies of the Meeting Materials 3 Voting 5 VOTING INFORMATION 5 About this Circular and Related Proxy Materials 5 Notice and Access 5 Questions and Answers on the Virtual Meeting 7 Questions and Answers on the Voting Process 9 General Information 9 Share Capital and Principal Shareholders 10 BUSINESS TO BE TRANSACTED AT THE MEETING 10 Receive the Financial Statements 10 Appointment of the Auditor 10 Voting on the Approach to Executive Compensation 10 Election of the Board of Directors 10 Advance Notice Provisions 11 Nominees 11 Director Profiles 21 Public Company Board Memberships 21 Director Qualifications 21 Director Share Ownership Multiples 22 Appointment of the Auditor 22 Audit and Other Service Fees 22 Advisory Resolution on Approach to Executive Compensation 23 STATEMENT OF CORPORATE GOVERNANCE PRACTICES 23 Corporate Governance 23 Governance 25 ESG 25 Enterprise Risk Management 26 Disclosure Policy 26 Anti-Bribery and Anti-Corruption Compliance Policy 26 Insider Trading and Anti-Hedging Policy 26 Code of Ethics 26 Whistleblower Policy 27 Composition of Our Board and Board Committees 27 Committees of Our Board 27 Compensation & Talent Committee 29 Governance & Sustainability Committee 30 Audit & Risk Committee 30 Director Independence 31 Meetings of Independent Directors 31 Majority Voting 31 Nomination Rights 31 Director Term Limits and Other Mechanisms of Board Renewal 32 Mandate of Our Board 32 Orientation and Continuing Education 32 ESG 33 Diversity and Inclusion 34 COMPENSATION DISCUSSION AND ANALYSIS 34 Triple Flag Compensation Principles 34 Operational and Financial Performance Highlights in 2025 34 Compensation Aligned to Shareholder Value Creation 35 Short-term Incentive (‘‘STI’’) Outcomes 35 Linking Pay and Performance 36 REPORT ON EXECUTIVE COMPENSATION AND EQUITY OWNERSHIP 36 Introduction 40 2025 Summary and Financial Performance Highlights 42 2025 EXECUTIVE PAY FOR PERFORMANCE 42 Advisory Vote on Compensation 43 Pay Policies and Practices 43 Pay Mix 44 Compensation-Setting Process 44 Peer Group Benchmarking 45 Peer Group 46 Independent Advice 47 COMPONENTS OF COMPENSATION 48 Base Salaries 48 NEO Salary Levels 48 Short-term Incentive Plan 49 2025 Short-term Incentive Plan Framework 50 Short-term Incentive Award Framework Results 52 2026 Short-term Incentive Plan 52 2026 Short-term Incentive Award Framework to Grow Value 52 Long-term Equity Incentive Plans 53 PSUs 53 RSUs 53 Dividend Share Units 53 Stock Options 54 Administration and Eligibility 54 Common Shares Subject to the Omnibus Plan and Participation Limits 54 2026 Long-term Incentive Framework 54 Maverix Legacy Stock Options 55 Termination of Employment and Services 55 Change of Control 56 Adjustments 56 Amendment and Termination 56 Assignment 56 Burn Rate 57 Equity Compensation Plan Information 57 Benefit Plans 57 Retirement Plans 57 Perquisites 57 Risk and Executive Compensation 57 Executive Share Ownership Guidelines 58 Compensation Recovery Policy 59 Performance Graph 60 Summary Compensation Table 61 Outstanding Share-Based Awards and Option-Based Awards 61 Incentive Plan Awards – Value Vested or Earned During the Year 62 NEO Employment Agreements 63 Termination and Change of Control Benefits 65 REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP 65 Introduction 65 Director Compensation – Non-Executive Directors 65 Deferred Share Unit Plan 66 Director Share Ownership Guidelines 66 Director Compensation – Board of Directors 67 OUTSTANDING SHARE-BASED AWARDS 67 Incentive Plan Awards Value Vested or Earned During the Year 68 OTHER INFORMATION 68 Director and Officer Liability Insurance 68 Interest of Management and Others in Material Transactions 68 Interest of Certain Persons or Companies in Matters to be Acted Upon 68 Indebtedness of Directors and Officers 68 Corporate Cease Trade Orders 68 Bankruptcies 69 Penalties or Sanctions 69 Conflicts of Interest 69 Normal Course Issuer Bid 70 Non-IFRS Financial Measures 70 Additional Information 70 Shareholder Proposals 70 CONTACTING THE BOARD OF DIRECTORS 70 BOARD APPROVAL 71 Appendix A Board of Directors Mandate 74 Appendix B How to Participate in the Meeting Online

Voting Information VOTING INFORMATION ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS Triple Flag Precious Metals Corp. (the ‘‘Company’’ or ‘‘Triple Flag’’) is providing you with this Management Information Circular (the ‘‘Cir-cular’’) and other proxy materials in connection with the 2026 Annual Meeting of Shareholders (the ‘‘Meeting’’) of the Company to be held on Wednesday, May 6, 2026, at 10:00 a.m. (Eastern Time). The Meeting will be held in a virtual meeting format only, by way of a live webcast. Shareholders will be able to listen, participate in and vote at the meet-ing in real time through a web-based platform. This Circular describes the items to be voted on at the Meeting as well as the voting process, and provides information about director and exec-utive compensation, the Company’s corporate governance practices and other relevant matters. Please see the ‘‘Questions and Answers on the Voting Process’’ sec-tion below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting. Unless otherwise indicated, the information contained in this Cir-cular is given as of March 17, 2026 and all dollar amounts used are in United States dollars, unless otherwise stated. Unless otherwise indicated, Canadian dollar amounts were converted to US$ using the Bank of Canada daily average exchange rate for the relevant year, being C$1.3978=US$1.00 for 2025, C$1.3698=US$1.00 for 2024 and C$1.3497=US$1.00 for 2023. NOTICE AND ACCESS The Company is using the notice and access procedure that allows the Company to furnish proxy materials, which include the annual consoli-dated financial statements and management’s discussion and analysis for the year ended December 31, 2025 (the ‘‘2025 Annual Report’’), to shareholders over the internet instead of mailing paper copies to shareholders. Under the notice and access procedure, the Company will deliver proxy-related materials by: (i) posting this Circular and the 2025 Annual Report (and other proxy-related materials) on its website, www.tripleflagpm.com; and (ii) sending the Notice of Meet-ing informing holders of common shares of the Company (‘‘Common Shares’’) that this Circular, the 2025 Annual Report and proxy-related materials have been posted on the Company’s website, and explaining how to access them. On or about April 1, 2026, the Company will send shareholders the Notice of Meeting and the relevant voting document (a form of proxy or a voting instruction form). The Notice of Meeting contains basic information about the Meeting, the matters to be voted on and instruc-tions on how to access the proxy materials, and explains how to obtain a paper copy of this Circular and/or the 2025 Annual Report. QUESTIONS AND ANSWERS ON THE VIRTUAL MEETING Q: Who can attend and vote at the virtual Meeting? A: Registered shareholders and duly appointed proxyholders who log in to the Meeting online will be able to listen, ask questions and securely vote through a web-based platform, provided that they are connected to the internet and follow the instructions set out in this Circular. Shareholders who wish to appoint a proxy-holder to represent them at the Meeting (including non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate in and vote at the Meeting) must submit their duly completed proxy or voting instruction form AND register the proxyholder with the Company’s registrar and transfer agent, Com-putershare as described below. Failure to register the proxyholder (the person you have designated to attend the Meeting, who could be yourself or another person) with Computershare will result in that proxyholder not receiving a control number to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest. Non-registered shareholders who have not duly appointed them-selves as proxyholder will be able to attend the Meeting as guests. Guests will be able to listen to the Meeting but will not be able to ask questions or vote. Q: How do I attend and participate in the virtual Meeting? A: How you vote depends on whether you are a registered or a non-registered shareholder. Please read the voting instructions below that are applicable to you. In order to attend the Meeting, registered shareholders, duly appointed proxyholders (including non-registered shareholders who have duly appointed them-selves as proxyholder) and guests (including non-registered shareholders who have not duly appointed themselves as proxy-holder) must log in online as set out below. Step 1: Log in online at https://meetnow.global/ML4D4HG. You will need the latest version of Chrome, Safari, Microsoft Edge or Firefox. Please do not use Internet Explorer as it is not a supported browser for the Meeting. You should allow ample time to join the Meeting to check compatibility and complete the related procedures. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 5

Voting Information Step 2: Follow the instructions below: • Registered Shareholders: Click ‘‘Shareholder’’ and then enter your control number. The control number is located on the form of proxy. If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previ-ously submitted proxy, you should not vote at the Meeting. • Duly appointed proxyholders: Click ‘‘Invitation’’ and then enter your invite code. Proxyholders who have been duly appointed and registered with Computershare as described in this Circular will receive an invite code by email from Computershare after the proxy voting deadline has passed. • Guests (including non-registered shareholders who have not appointed themselves as proxyholders): Click ‘‘Guest’’ and then complete the online form. Registered shareholders and duly appointed proxyholders may ask questions at the Meeting and vote by completing a ballot online during the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders may listen to the Meeting as guests. Guests will not be permitted to ask ques-tions or vote at the Meeting. If you plan to vote at the Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when balloting commences. It is your responsibil-ity to ensure internet connectivity for the duration of the Meet-ing. You should allow ample time to log in to the Meeting online and complete the check-in procedures. The Meeting will begin promptly at 10:00 a.m. (Eastern Time) on Wednesday, May 6, 2026, unless otherwise adjourned or postponed. For those that plan on attending the Meeting via the live webcast platform, you should allow ample time to log in to the Meeting online and com-plete the check-in procedures. We recognize the importance of shareholders being able to ask questions in a virtual meeting format. At the virtual Meeting, registered shareholders and duly appointed proxyholders, regard-less of geographic location, will be able to participate and have an equal opportunity to ask questions, and vote in real time at the Meeting, provided they are connected to the internet and have logged in to the online platform accessible at https://meetnow. global/ML4D4HG. To ask a question during the Meeting after log-ging in, type your question into the “Ask a Question” field and click “Submit”. We strongly encourage you to submit your questions as early as possible during the Meeting as we intend to answer questions in the order in which they are submitted to us by share-holders. Questions submitted via the online platform that relate to the business of the Meeting are expected to be addressed in the question-and-answer section of the Meeting. Such questions will be read by the chair of the Meeting or a designee of the chair and responded to by a representative of the Company as they would be at in-person shareholder meetings. Questions submit-ted via the online platform will be moderated before being sent to the chair of the Meeting in order to avoid repetition and ensure an orderly Meeting. The chair of the Meeting will decide on the amount of time allocated to each question and will have the right to limit or consolidate questions and to reject questions that do not relate to the business of the Meeting, or which are determined to be inappropriate or otherwise out of order. Questions can be submitted at any time as prompted by the chair during the Meet-ing until the chair closes the session. It is anticipated that regis-tered shareholders and duly appointed proxyholders attending the Meeting virtually will have substantially the same opportunity to ask questions on matters of business before the Meeting as if the Meeting was held in person. For any technical difficulties experienced during the check-in process or during the Meeting, please call the technical support number that will be posted on the “Virtual Shareholder Meeting” log-in page for assistance. Please note that the Meeting website may not be fully access-ible on all internet browsers. If you are unable to access this site on your preferred browser, we suggest trying to access it via a different browser and/or ensuring that your browser is updated to the latest version. Note that Chrome, Firefox, Edge and Safari are the preferred browsers for accessing the web-based meeting platform. Internet Explorer is not supported. In addition, internal network security protocols including firewalls and virtual private network (VPN) connections may block your access to the online platform. If you are experiencing any difficulty connecting or watching the Meeting, please ensure your VPN setting is disabled or connect to the platform on a network not restricted to the sec-urity settings of your organization. 6 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Voting Information QUESTIONS AND ANSWERS ON THE VOTING PROCESS Q: What items of business am I voting on? A: You will be voting: • to elect the directors (see “Election of the Board of Directors” for additional details); • to appoint PwC as our auditor for 2026 and to authorize the directors to fix the auditor’s remuneration (see ‘‘Appointment of the Auditor” for additional details); • on the advisory resolution on the approach to executive com-pensation; and • on such other business as may properly be brought before the Meeting or any adjournment or postponement thereof. Q: Am I entitled to vote? A: You are entitled to vote if you were a holder of Common Shares as at the close of business on March 17, 2026, which is the record date of the Meeting. Each Common Share is entitled to one vote. Q: How do I vote? A: How you vote depends on whether you are a registered or a non-registered shareholder. Please read the voting instructions below that are applicable to you. Q: Am I a registered shareholder? A: You are a registered shareholder if you hold Common Shares in your own name and you have a share certificate or direct registra-tion system (DRS) statement. As a registered shareholder, you are identified on the share register maintained by Computershare as being a shareholder. Q: Am I a non-registered or beneficialshareholder? A: Most shareholders are non-registered shareholders. You are a non-registered shareholder if your Common Shares are held in an account in the name of an intermediary, such as a bank, broker or trust company. As a non-registered shareholder, you do not have Common Shares registered in your name, but your ownership interest in Common Shares is recorded in an electronic system. As such, you are not identified on the share register maintained by Computershare as being a shareholder. Instead, the Company’s share register shows the shareholder of your Common Shares as being the intermediary or depository through which you own your Common Shares. The Company distributes copies of the proxy-related materials in connection with the Meeting to intermediaries so that they may distribute the materials to the non-registered shareholders. Intermediaries often forward the materials to non-registered shareholders through a service company (such as Broadridge). The Company pays for an intermediary to deliver the proxy-related materials to all non-registered shareholders. Q: How do I vote if I am a registered shareholder? A: If you are a registered shareholder, you may vote your Common Shares by proxy or during the Meeting by online ballot through the live webcast platform. Voting at the Meeting If you wish to vote your Common Shares at the Meeting, do not complete or return the form of proxy sent to you. Your vote will be taken and counted at the Meeting through the live webcast platform. Voting by Proxy You can vote by proxy whether or not you attend the Meeting. To vote by proxy, please complete the enclosed form of proxy (also available online at www.investorvote.com) and return it by either of the following means: by mail, courier or by hand to Comput-ershare at the address listed below; or by going online at www. investorvote.com. You may authorize the management represent-atives named in the enclosed proxy form to vote your Common Shares, or you may appoint another person or company to be your proxyholder. The names already inserted on the form of proxy are Sheldon Vanderkooy, CEO and Eban Bari, CFO of the Company. Unless you choose another person or company to be your proxy-holder, you are giving these persons the authority to vote your Common Shares at the Meeting. To appoint another person or company to be your proxyholder, you must insert the other person’s or company’s name in the blank space provided. That person or company must attend the Meet-ing to vote your Common Shares by online ballot through the live webcast platform. If you do not insert a name in the blank space, the management representatives named above are appointed to act as your proxyholder. You may also use a different form of proxy than the one included with the materials sent to you. If you wish to appoint another person or company to be your proxyholder, you must complete the additional step of regis-tering such proxyholder with Computershare at www.computer-share.com/TripleFlag after submitting your form of proxy. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving an invite code to participate in the Meeting and such proxyholder would only be able to attend the Meeting as a guest. Please note that in order for your vote to be recorded, your proxy must be received by Computershare at 320 Bay Street, 14th Floor, Toronto, ON, Canada M5H 4A6 or online by no later than 10:00 a.m. (Eastern Time) on May 4, 2026 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or post-poned Meeting. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 7

Voting Information Q: How will my shares be voted? A: On the form of proxy, you can indicate how you want your proxy-holder to vote your Common Shares or you can let your proxy-holder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular issue (by marking FOR, AGAINST or WITHHOLD, as applicable), then your proxyholder must vote your Common Shares accord-ingly. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular issue, then your proxyholder can vote your Common Shares as they see fit. Unless contrary instructions are provided, Common Shares repre-sented by proxies appointing management as the proxyholder will be voted: • FOR the election of the directors; • FOR the re-appointment of PwC as the auditor of the Com-pany and the authorization of the directors to fix the auditor’s remuneration; and • FOR the advisory resolution on the Company’s approach to executive compensation. Q: How do I vote if I am a non-registered shareholder? A: If you are a non-registered shareholder, you may vote your Common Shares in one of the following ways: Through your intermediary A voting instruction form will be included with the materials sent to you. The purpose of this form is to instruct your intermediary on how to vote on your behalf. Please follow the instructions provided on the voting instruction form. Attend the Meeting If you wish to vote your Common Shares during the Meeting by online ballot through the live webcast platform, you should take these steps: Step 1: Insert your name in the space provided on the voting instruction form provided by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint you as proxy-holder. Do not otherwise complete the form, as you will be voting at the Meeting. Step 2: Register yourself as a proxyholder at www.computer-share.com/TripleFlag by no later than 10:00 a.m. (Eastern Time) on May 4, 2026 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. Failure to register yourself as a proxyholder with Computershare will result in you not receiving an invite code to participate in the Meeting and you will only be able to attend the Meeting as a guest. Designate another person to be appointed as your proxyholder You can choose another person (including someone who is not a shareholder of the Company) to vote for you as a proxyholder. If you appoint someone else, they must attend the Meeting to vote for you. If you wish to appoint a proxyholder, you should insert that person’s name in the space provided on the voting instruc-tion form provided to you by your intermediary and sign and return it in accordance with the instructions provided. By doing so, you are instructing your intermediary to appoint that person as proxyholder. Do not otherwise complete the form, as your proxy-holder will be voting at the Meeting. You must also register your proxyholder with Computershare at www.computershare.com/ TripleFlag by no later than 10:00 a.m. (Eastern Time) on May 4, 2026 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting. Failure to register the proxyholder you have designated to attend the Meeting on your behalf with Computershare will result in the proxyholder not receiving an invite code to participate in the Meeting, and such proxyholder would only be able to attend as a guest. United States non-registered shareholders To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy form from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare, 320 Bay Street, 14th Floor, Toronto, ON, Canada M5H 4A6 or by email to uslegalproxy@computershare.com. 8 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Voting Information Q: If I change my mind, how do I revoke my proxy or voting instructions? A: Proxies may be revoked in the following ways: Non-registered shareholders You may revoke your proxy by sending written notice to your inter-mediary, so long as the intermediary receives your notice at least seven days before the Meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare. If your revocation is not received in time, your intermediary is not required to act on it. Registered shareholders You may revoke your proxy or voting instructions in any of the following ways: • By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare at any time before 10:00 a.m. (Eastern Time) on May 4, 2026. If the Meeting is adjourned or postponed, the deadline will be no later than 48 hours (excluding Satur-days, Sundays and statutory holidays) before the date of any adjourned or postponed Meeting; • By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it: – to the offices of Computershare at any time before 10:00 a.m. (Eastern Time) on May 4, 2026 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date of the adjourned or postponed Meeting; or – in any other manner permitted by law. • If you use your control number as a username to log in to the Meeting and you accept the terms and conditions, any vote that you cast at the Meeting will revoke any proxy that you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting. GENERAL INFORMATION Q: How many shares are entitled to be voted? A: As of March 17, 2026, the record date for the Meeting, there were 206,603,912 Common Shares issued and outstanding. Each Common Share is entitled to one vote on each matter to be voted upon at the Meeting. Q: Who counts the vote? A: Votes cast in advance by way of proxy and votes cast at the Meet-ing through the live webcast platform will be counted by repre-sentatives of Computershare who will be appointed as scrutineers at the Meeting. Q: Who is soliciting my proxy? A: Management of the Company is soliciting your proxy. Proxies will be solicited primarily by mail, but employees and agents of the Company may also use electronic means. Intermediaries will be reimbursed for their reasonable charges and expenses in forward-ing proxy-related materials to non-registered shareholders. The Company will bear the cost of all proxy solicitations on behalf of management of the Company. Q: Can I access the annual disclosure documents electronically? A: The Company’s 2025 Annual Report, which includes its annual financial statements and notes and management’s discussion and analysis for the year ended December 31, 2025, this Circular and the Annual Information Form (‘‘AIF’’), are available for review on its website at www.tripleflagpm.com under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Q: Who do I contact if I have questions? A: If you have any questions, you may call Computershare at 1-800-564-6253 for further information. SHARE CAPITAL AND PRINCIPAL SHAREHOLDERS As of March 17, 2026, the record date for the Meeting, there were 206,603,912 Common Shares issued and outstanding. Our principal shareholder, Triple Flag Mining Aggregator S.à.r.l. (the ‘‘Principal Share-holder”), owns a total of 133,815,727 Common Shares representing approximately 64.8% of the issued and outstanding Common Shares. The Principal Shareholder is indirectly controlled by certain investment funds advised by Elliott Investment Management L.P. and its affiliates. To the knowledge of the Company, no other person beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of the outstanding Common Shares. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 9

Business to be Transacted at the Meeting BUSINESS TO BE TRANSACTED AT THE MEETING The following business will be transacted at the Meeting and the affirmative vote of a majority of the votes cast at the Meeting will con-stitute approval for each item of business: RECEIVE THE FINANCIAL STATEMENTS The Company’s audited consolidated financial statements, together with the notes thereto and the auditor’s report thereon, and the related management’s discussion and analysis for the year ended December 31, 2025, will be placed before the shareholders at the Meeting and share-holders or their proxyholders will be given an opportunity to discuss the financial results with management. These documents are included in the Company’s 2025 Annual Report. Copies of the 2025 Annual Report in English may be obtained from the Corporate Secretary of the Com-pany upon request. The 2025 Annual Report in English is also available under the Company’s SEDAR+ profile at www.sedarplus.ca or on the Company’s website at www.tripleflagpm.com. APPOINTMENT OF THE AUDITOR Shareholders or their proxyholders will vote on the re-appointment of the auditor and the authorization of the directors to fix the auditor’s remuneration. VOTING ON THE APPROACH TO EXECUTIVE COMPENSATION Shareholders or their proxyholders will vote on the advisory resolution on the Company’s approach to executive compensation, as discussed in more detail under the ‘‘Advisory Resolution on Approach to Executive Compensation’’ section of this Circular. ELECTION OF THE BOARD OF DIRECTORS Nine director nominees are proposed for election to the board of direc-tors of the Company (the ‘‘Board’’). Shareholders or their proxyholders will vote on the election of the directors. Seven of the nine nominees are currently directors of the Company, and all the nominees have established their eligibility and willingness to serve on the Board for the next annual term. Management does not believe that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the proxyholder may vote for another nominee at the proxyholder’s discretion. At the Meeting, the nominees will be voted on individually, and in accordance with appli-cable Canadian securities legislation, the voting results for each nom-inee will be publicly disclosed. The persons named in the enclosed form of proxy intend to vote for the election of each of the director nominees. Each director will be elected to hold office until the next annual meeting of shareholders or until such office is earlier vacated. ADVANCE NOTICE PROVISIONS Our by-laws include certain advance notice provisions with respect to the election of our directors (the ‘‘Advance Notice Provisions’’). The Advance Notice Provisions are intended to: (i) facilitate orderly and efficient annual general meetings or, where the need arises, spe-cial meetings; (ii) ensure that all shareholders receive adequate notice of Board nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. Only persons who are nominated by shareholders in accordance with the Advance Notice Provisions will be eligible for election as directors at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors. Under the Advance Notice Provisions, a shareholder wishing to nomi-nate a director would be required to provide us notice, in the prescribed form, within the prescribed time periods. These time periods include, (i) in the case of an annual meeting of shareholders (including annual and special meetings), not less than 30 days prior to the date of the annual meeting of shareholders; provided, that if the first public announcement of the date of the annual meeting of shareholders (the ‘‘Notice Date’’) is less than 50 days before the meeting date, not later than the close of business on the 10th day following the Notice Date; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes electing directors, not later than the close of business on the 15th day following the date on which the first public announcement of the date of the special meeting of shareholders was made. A copy of our by-laws is available on the Company’s website at www.tripleflagpm.com, under the Company’s SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. As of the date hereof, no director nominations have been received by the Company from any shareholder in respect of the Meeting. 1 0 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Business to be Transacted at the Meeting NOMINEES The director nominee profiles, provided below under “Director Profiles”, tell you about each director nominee’s experience and other important information to consider, including how much equity they own in the Company and any other public company boards they sit on. We believe our Board nominees must strike the right balance between those who have the skills and experience necessary to ensure our business can secure its license to operate, and those who have technical and operat-ing expertise and financial and business acumen. The nominees for election as director have been selected based on their sound leadership and professional reputation, and their collective ability to address the broad range of issues the Board considers when overseeing the Company’s business and affairs. As a group, the director nominees complement each other in respect of their respective skills, experience and diversity of perspectives. Tim Baker and Peter O’Hagan will not be standing for re-election to the Board and their terms as directors will expire following the Meeting. Patrick Merrin and Christopher McCleave will be standing for election as new nominees to the Board. Management recommends a vote FOR all nominees listed below. Additional biographical information for each individual is provided below under “Director Profiles”. Directors will serve until the next annual meeting of shareholders or until their successors are elected or appointed unless their office is earlier vacated. Name and Place of Residence Principal Position/Title Dawn Whittaker1 Ontario, Canada Director and Board Chair Susan Allen1 Ontario, Canada Director and Audit & Risk Committee Chair Patrick Merrin1,2 Ontario, Canada Director Christopher McCleave1,2 Ontario, Canada Director Geoff Burns1 British Columbia, Canada Director Mark Cicirelli2 New York, United States Director Blake Rhodes1 Colorado, United States Director Sheldon Vanderkooy Ontario, Canada Director and Chief Executive Officer Elizabeth Wademan1 Ontario, Canada Director 1 Independent director. See ‘‘Statement of Corporate Governance Practices – Director Independence’’. 2 Nominee of our Principal Shareholder. See ‘‘Nomination Rights”. DIRECTOR PROFILES The following profiles present information about each of the nominees for election as director. Our directors are elected annually, individually and by majority vote. Pursuant to the CBCA, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board position will remain open or, in the case of incumbent directors (which comprise all of the nominees for election to our Board at the Meeting), such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected. Other than the Investor Rights Agreement (as defined herein), there are no contracts, arrangements, or understandings between any direc-tor or executive officer, or any other person, pursuant to which any of the nominees has been nominated for election as a director of the Company. All other director information can be found in “Report on Director Com-pensation and Equity Ownership” and “Committees of our Board” in this Circular. All amounts in this Circular are in U.S. dollars unless otherwise indicated. References to “US$”, “$” or “dollars” are to United States dol-lars, references to “C$” are to Canadian dollars and references to ‘‘A$” are to Australian dollars. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 1 1

12 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

DAWN WHITTAKER Independent Director and Chair of the Board



Director since: May 2021
Age: 65
Residence: Ontario, Canada
Nationality: Canadian

Areas of Expertise
Investment Banking/M&A
Financial Literacy/Accounting
Governance/Board/Risk Mitigation
HR/Compensation
Legal & Compliance

Ms. Whittaker is a seasoned public company board and committee member with more than 30 years of experience as a capital markets lawyer. Her deep corporate governance experience is complemented by her professional expertise in corporate strategy, mergers and acquisitions and corporate finance. She is currently a member of the board of directors of Novagold Resources Inc., where she is the Chair of the Corporate Governance and Nominations Committee. Ms. Whittaker is a former member of the board of directors of Sierra Metals Inc., Detour Gold Corporation, and Kirkland Lake Gold. She is currently the President and Chair of the board of directors of The Badminton and Racquet Club of Toronto and a former member of the board of directors of the Canadian Mental Health Association, Ontario Division.

Ms. Whittaker was formerly a senior partner at Norton Rose Fulbright, a global law firm, where she was the national leader of the firm's Mining and Commodities Team in Canada and a member of the firm's Canadian Partnership Committee (board). Ms. Whittaker also previously served on the Continuous Disclosure Advisory Committee of the Ontario Securities Commission.

She has received the National Association of Corporate Directors certification and holds a Bachelor of Arts (Honours) and an LL.B. from Queen's University.

2026	
Securities Held as at March 1, 2026	
Common Shares	23,000
DSUs	101,169
Exceeds Director share ownership requirement	
Other Public Boards During Past Five Years (as at March 1, 2026)	
Novagold Resources Inc.	2023–present
Sierra Metals Inc.	2022–2023

2025

Board and Committee Membership	Attendance	Cash Retainer	DSUs[1]
Board of Directors	10 of 10 – 100%		US$ 200,000
Board Chair			US$ 100,000
Governance & Sustainability Committee	3 of 3 – 100%		

Prior Year Meeting Voting Results	Votes For	Votes Against
2025	183,446,362	214,673
	(99.88%)	(0.12%)

[1] Ms. Whittaker elected prior to the start of 2022 to have all her compensation allocated in DSUs.

Business to be Transacted at the Meeting

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 13

SUSAN ALLEN Independent Director and Chair of Audit & Risk Committee



Director since: May 2021
Age: 68
Residence: Ontario, Canada
Nationality: Canadian

Areas of Expertise
Managing or Leading Growth
International
Financial Literacy/Accounting
Governance/Board/Risk Mitigation
HR/Compensation
Legal & Compliance

Ms. Allen has served on the Board of Directors of Triple Flag since the completion of its IPO and serves as Chair of the Audit & Risk Committee. She also serves as Trustee or Director and Audit Committee Chair on the boards of Richards Group Inc. and EcoSynthetix, Inc., each TSX listed companies, and serves as a Director and Audit Committee Chair of Conavi Medical Inc., a TSX-V listed medical device company.

Ms. Allen has over 10 years of experience with executive board roles held in various not for profit entities, and previously served on global and Canadian boards of PwC and on numerous board committees. As a former PwC assurance partner with 34 years of experience, she has extensive international business, audit, board and governance experience, and has advised companies on valuations, acquisitions, carve-outs, going public and internal control systems.

Ms. Allen is author of "Count Me In – A Trailblazer's Triumph in a World not Built for Her" to help professional women in business. She is a recipient of Catalyst Canada's "Business Champion" award and was named one of the Women Executive Network's (**"WXN's"**) "Top 100 Most Powerful Women in Canada" for her leadership role and impact on diversity initiatives. In 2023, she received WXN's CEDI award for her contributions and impact on increasing equity, diversity and inclusion initiatives on boards, executive teams and in the broader community. Ms. Allen is a graduate of the University of Toronto, with a Bachelor of Arts degree, and holds U.S. CPA, Canadian FCPA (FCA) and ICD.D designations.

2026	
Securities Held as at March 1, 2026	
Common Shares	31,194
DSUs	38,396
Exceeds Director share ownership requirement	
Other Public Boards During Past Five Years (as at March 1, 2026)	
Conavi Medical Corp.	2024–present
EcoSynthetix Inc.	2018–present
Richards Group Inc.	2017-present

2025			
Board and Committee Membership	**Attendance**	**Cash Retainer**	**DSUs**
Board of Directors	10 of 10 – 100%	US$ 160,000	US$ 40,000
Audit & Risk Committee Chair	4 of 4 – 100%		US$ 25,000
Prior Year Meeting Voting Results		**Votes For**	**Votes Against**
2025		183,443,096	217,940
		(99.88%)	(0.12%)

Business to be Transacted at the Meeting

Business to be Transacted at the Meeting PATRICK MERRIN Independent Director Director since: New Nominee Age: 54 Residence: Ontario, Canada Nationality: Canadian Areas of Expertise Managing or Leading Growth International Financial Literacy/Accounting CEO/President/General Management Operations/Industry Expertise/Mining Health, Safety, Environment & Security (HSE&S)/Reputation Governance/Board/Risk Mitigation Government Relations Legal & Compliance Business Development & Marketing Mr. Merrin’s extensive operating experience in the mining industry spans more than three decades. Currently, Mr. Merrin is the Chief Operations Officer of Compass Minerals. Prior to joining Compass Minerals Mr. Merrin served as Executive Vice President of Technical Services at Lundin Mining Corporation, a diversified Canadian base metals miner. Before Lundin, he was appointed Chief Executive Officer at Copper Mountain Min-ing Corporation, a copper mining company. Previous roles include COO of Mining at Washington Companies, a diversified holding company in the transportation, mining, construction and shipbuilding industries; and Senior Vice President of Canadian operations at Newcrest Mining and Goldcorp, both gold mining companies acquired by Newmont Corporation. Mr. Merrin holds a Bachelor of Engineering in chemical engineering from McGill University and a Master of Busi-ness Administration from University of Toronto. 2026 Securities Held as at March 1, 20261 Common Shares NA DSUs NA Other Public Boards During Past Five Years (as at March 1, 2026) Discovery Harbour Resources Corp. 2021–2023 1 Mr. Merrin has been nominated for election to the Board of Directors at this Meeting. Mr. Merrin is expected to meet the prescribed ownership levels within five years of the date of his appointment to the Board (see ‘‘Director Share Ownership Guidelines’’). On election to the Board of Directors Mr. Merrin will become eligible to receive an annual retainer paid in a combination of cash and DSUs. 1 4 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Business to be Transacted at the Meeting CHRISTOPHER McCLEAVE Independent Director Age: 49 Residence: Ontario, Canada Nationality: Australian and British Areas of Expertise Managing or Leading Growth International CEO/President/General Management Operations/Industry Expertise/Mining Financial Literacy/Accounting HSE&S/Reputation Governance/Board/Risk Mitigation HR/Compensation Legal & Compliance Business Development & Marketing Mr. McCleave has over two decades of experience in the mining industry and has lived and worked in six conti-nents, holding senior roles at major global companies. Mr. McCleave is currently the Chief Technical Officer at Vale Base Metals, where he leads the company’s technical function across the mining and process value chains, as well as research and innovation. Mr. McCleave has previ-ously held senior roles with Anglo American and Glencore, where he specialized in operational excellence, safety improvements and transformation initiatives. Mr. McCleave holds a Bachelor of Engineering in Mining from the University of South Australia and a Master of Business Administration from Deakin University. 2026 Securities Held as at March 1, 20261 Common Shares NA DSUs NA Other Public Boards During Past Five Years (as at March 1, 2026) PT Vale Indonesia TBK 2025–present 1 Mr. McCleave has been nominated for election to the Board of Directors at this Meeting. Mr. McCleave is expected to meet the prescribed ownership levels within five years of the date of his appointment to the Board (see ‘‘Director Share Ownership Guidelines’’). On election to the Board of Directors Mr. McCleave will become eligible to receive an annual retainer paid in a combination of cash and DSUs. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 1 5

16 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

GEOFF BURNS Independent Director



Director since: January 2023
Age: 66
Residence: British Columbia, Canada
Nationality: Canadian

Areas of Expertise
Managing or Leading Growth
International
CEO/President/General Management
Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
HSE&S/Reputation
Governance/Board/Risk Mitigation
HR/Compensation
Government Relations
Business Development & Marketing

Mr. Burns co-founded Maverix Metals Inc. (a royalty and streaming company) in 2016 and served as the Chair of Maverix's Board of Directors from its inception until its sale to Triple Flag in 2023. Previously, he served as President and CEO of Pan American Silver Corp. for 12 years and was also a member of its Board of Directors.

In his over 35 years in the precious metals mining industry, Mr. Burns has gathered extensive experience throughout North and South America in both mine operations and project development, having participated in multiple mine development and construction projects from feasibility study through continuous operation. Throughout his career he has led or been a part of numerous capital market transactions, raising more than $1.3 billion in equity, debt and convertible debt, while completing M&A transactions in excess of $3.0 billion.

Mr. Burns holds a BSc. degree in geology from McMaster University and an MBA from York University.

2026	
Securities Held as at March 1, 2026	
Common Shares	1,600,000
DSUs	7,308
Exceeds Director share ownership requirement	
Other Public Boards During Past Five Years (as at March 1, 2026)	
Elevation Gold Mining Corporation	2019–2023
Maverix Metals Inc.	2016–2023

2025			
Board and Committee Membership	**Attendance**	**Cash Retainer**	**DSUs**
Board of Directors	9 of 10 – 90%	US$ 160,000	US$ 40,000
Governance & Sustainability Committee	3 of 3 – 100%	NA	NA
Prior Year Meeting Voting Results		**Votes For**	**Votes Against**
2025		177,424,045	187,763
		(99.90%)	(0.10%)

Business to be Transacted at the Meeting

Business to be Transacted at the Meeting MARK CICIRELLI Non-Independent Director Director since: October 2019 Age: 51 Residence: New York, USA Nationality: American Areas of Expertise Investment Banking/M&A Financial Literacy/Accounting Governance/Board/Risk Mitigation HR/Compensation Mr. Cicirelli is a Senior Portfolio Manager and Global Head of Insurance at Elliott Investment Management L.P., which he joined in 2005. Previously he worked at TH Lee Putnam Ventures, a private equity fund, and at J.P. Morgan & Company. Mr. Cicirelli serves on the board of directors of Aeolus Capital Management and the New York Board of the non-profit All Stars Project. Mr. Cicirelli graduated from Dartmouth with a Bachelor of Arts in government and economics, and from Harvard with a Master of Business Administration. 2026 Securities Held as at March 1, 2026 Common Shares NA DSUs NA Other Public Boards During Past Five Years (as at March 1, 2026) NA 20251 Board and Committee Membership Attendance Cash Retainer DSUs Board of Directors 10 of 10 – 100% NA NA Prior Year Meeting Voting Results Votes For Votes Against 2025 183,567,197 93,838 (99.95%) (0.05%) 1 As further described in the Report on Director Compensation and Equity Ownership, Mr. Cicirelli is an employee of an affiliated entity of the Principal Shareholder and, as such, does not receive any compensation for his role on the Board. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 1 7

18 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

BLAKE RHODES Independent Director



Director since: January 2023
Age: 59
Residence: Colorado, United States
Nationality: American

Areas of Expertise
Managing or Leading Growth
International
CEO/President/General Management
Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
HSE&S/Reputation
Governance/Board/Risk Mitigation
HR/Compensation
Legal & Compliance

Mr. Rhodes retired from Newmont Corporation in April 2022, where he was the Senior Vice President of Strategic Development and a member of the executive leadership team. Mr. Rhodes' career at Newmont spanned over 25 years, during which he served in a legal capacity as General Counsel, in operations as Senior Vice President of Indonesia, and led Newmont's mergers and acquisitions team as SVP of Strategic Development. Mr. Rhodes has extensive transactional and international business experience, having worked and lived in Jakarta, Adelaide and Singapore, and played key roles in Newmont's significant transactions, including the acquisition of Goldcorp Inc. and the formation of the Nevada Gold Mines Joint Venture.

He graduated from Iowa State University with a bachelor's degree in Business Administration and holds a Doctor of Jurisprudence degree from the University of Pennsylvania.

2026	
Securities Held as at March 1, 2026	
Common Shares	20,035
DSUs	29,253
Other Public Boards During Past Five Years (as at March 1, 2026)	
Maverix Metals	2018–2023

2025					
Board and Committee Membership	**Attendance**	**Cash Retainer**		**DSUs**	
Board of Directors	9 of 10 – 90%	US$	40,000	US$	160,000
Compensation & Talent Committee	4 of 4 – 100%		NA		NA
Audit & Risk Committee	4 of 4 – 100%		NA		NA
Prior Year Meeting Voting Results		**Votes For**		**Votes Against**	
2025			183,628,617		25,268
			(99.98%)		(0.02%)

Business to be Transacted at the Meeting

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR | 19

SHELDON VANDERKOOY CEO and Non-Independent Director



Director since: September 2024
Age: 53
Residence: Ontario, Canada
Nationality: Canadian

Areas of Expertise
Managing or Leading Growth
International
CEO/President/General Management
Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
HSE&S/Reputation
Governance/Board/Risk Mitigation
Government Relations
Legal & Compliance
Business Development & Marketing

Mr. Vanderkooy is a founding member of the Triple Flag management team, with over 25 years of experience in the mining sector. Prior to his transition to CEO in 2024, Mr. Vanderkooy served as Triple Flag's CFO from 2019 to 2024 and as General Counsel from 2019 to 2023. Prior to Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation. Prior to joining Inmet, he was a corporate partner at Blake, Cassels & Graydon LLP (**"Blakes"**) in Toronto, Canada. Prior to starting his corporate practice, Mr. Vanderkooy began his legal career practicing tax law at Blakes. Mr. Vanderkooy holds a law degree from the University of Western Ontario (Gold Medalist) and a Bachelor of Commerce (Honours) from Queen's University, both in Canada. Prior to attending law school, Mr. Vanderkooy was a Chartered Accountant at Ernst & Young LLP. Mr. Vanderkooy is also a director of the World Gold Council.

2026

Securities Held as at March 1, 2026	
Common Shares	1,203,000
RSUs	79,861
PSUs	70,974
Stock Options[2]	645,288
Exceeds Chief Executive Officer share ownership requirement	

Other Public Boards During Past Five Years (as at March 1, 2026)
NA

2025

Board and Committee Membership	**Attendance**	**Cash Retainer[1]**	**DSUs[1]**
Board of Directors	10 of 10 – 100%	NA	NA

Prior Year Meeting Voting Results	**Votes For**	**Votes Against**
2025	183,626,889	34,146
	(99.98%)	(0.02%)

[1] Mr. Vanderkooy receives compensation for his role as CEO of the Company, which is described in the Compensation Discussion and Analysis section of this Circular. Mr. Vanderkooy does not receive additional compensation for his role on the Board.

[2] Not included in share ownership calculation.

Business to be Transacted at the Meeting

20 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

ELIZABETH WADEMAN Independent Director



Director since: February 2023
Age: 50
Residence: Toronto, Canada
Nationality: Canadian

Areas of Expertise
Managing or Leading Growth
CEO/President/General Management
Operations/Industry Expertise/Mining
Investment Banking/M&A
Financial Literacy/Accounting
Governance/Board/Risk Mitigation
HR/Compensation
Government Relations
Business Development & Marketing

Ms. Wademan is a corporate executive and director with over 24 years of capital markets and operational experience as a senior executive. Ms. Wademan is currently President and CEO of Canada Development Investment Corporation (**"CDEV"**). Prior to joining CDEV, Ms. Wademan was a senior investment banker and capital markets executive, including a long career in investment banking as Managing Director for BMO Capital Markets, one of Canada's largest investment banks. She was one of the firm's most senior professionals and was Head, Global Metals & Mining Equity Capital Markets, where she advised on many of the most formative and transformational transactions in the resource sector on the continent.

Ms. Wademan is also an experienced corporate director with extensive public company board experience. Ms. Wademan holds a Bachelor of Commerce (Finance & International Business) from McGill University and CFA & ICD.D designations.

2026			
Securities Held as at March 1, 2026			
Common Shares			Nil
DSUs			Nil[1]
Other Public Boards During Past Five Years (as at March 1, 2026)			
Torex Gold Resources Inc.			2016–2023
BSR Real Estate Investment Trust			2018–2024
SSR Mining Inc.			2018–2021
2025			
Board and Committee Membership	**Attendance**	**Cash Retainer**	**DSUs**
Board of Directors	8 of 10 – 80%	US$ 200,000	–
Compensation & Talent Committee	4 of 4 – 100%	NA	NA
Audit & Risk Committee	4 of 4 – 100%	NA	NA
Prior Year Meeting Voting Results		**Votes For**	**Votes Against**
2025		183,526,341	134,695
		(99.93%)	(0.07%)

[1] Ms. Wademan is the President and CEO of CDEV, a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the *Conflicts of Interest Act* (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives director compensation solely in cash.

Business to be Transacted at the Meeting

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR | 21

PUBLIC COMPANY BOARD MEMBERSHIPS

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with their ability to fulfill their duties as a member of our Board. Directors must, however, receive prior written approval of the Board Chair, except in the case of the Chair, who must receive prior written approval of the Governance & Sustainability Committee, before accepting an invitation to serve on the board of another public company.

DIRECTOR QUALIFICATIONS

The Board comprises nine directors, seven of whom are independent and two of whom are not independent. The composition of the Board is designed to bring an optimal balance of competencies, knowledge and experience to successfully promote achievement of the Company's strategic objectives and effective corporate governance and oversight. Outlined below are the individual attributes that each director brings to the Board:

Skill/Director	D. Whittaker	S. Allen	P. Merrin	C. McCleave	G. Burns	M. Cicirelli	B. Rhodes	S. Vanderkooy	E. Wademan
Managing or Leading Growth		√	√	√	√		√	√	√
International		√	√	√	√		√	√	
CEO/President/ General Management			√	√	√		√	√	√
Operations/Industry Expertise/Mining			√	√	√		√	√	√
Investment Banking/M&A	√		√		√	√	√	√	√
Financial Literacy/ Accounting	√	√	√	√	√	√	√	√	√
Health, Safety, Environment & Security/ Reputation			√	√	√		√	√	
Governance/Board/ Risk Mitigation	√	√	√	√	√	√	√	√	√
HR/Compensation	√	√		√	√	√	√		√
Government Relations			√		√			√	√
Legal & Compliance	√	√	√	√			√	√	
Business Development & Marketing			√	√	√			√	√

DIRECTOR SHARE OWNERSHIP MULTIPLES

The ownership guidelines establish minimum equity ownership levels for each Non-Executive Director based on a multiple of their annual cash retainer, which is currently set at 10 times their annual cash retainer. See Director Share Ownership Guidelines. The following table shows the ownership multiples for the Non-Executive Directors and their current ownership, illustrated as multiples of their cash retainer:

			Underlying Equity	
Non-Executive Director	**Cash Retainer Multiple**	**Current Ownership Multiple[1]**	**Common Shares**	**DSUs**
Dawn Whittaker	10x	103.1x	23,000	101,169
Susan Allen	10x	57.8x	31,194	38,396
Geoff Burns	10x	1,334.9x	1,600,000	7,308
Blake Rhodes	10x	40.9x	20,035	29,253
Elizabeth Wademan[2]	10x	NA	Nil	Nil

[1] The value of the ownership is calculated based on the closing price of a Common Share on the New York Stock Exchange (**"NYSE"**) on December 31, 2025, being US$33.22.

[2] Ms. Wademan is the President and CEO of CDEV, a Federal Crown corporation that reports to the Canadian Minister of Finance and is subject to the provisions of the *Conflicts of Interest Act* (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives director compensation solely in cash. Accordingly, the share ownership requirement has been waived in respect of Ms. Wademan.

[3] Messrs. Merrin and McCleave will be newly elected to the Board and have not received the grant of their retainers.

Business to be Transacted at the Meeting

22 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

APPOINTMENT OF THE AUDITOR

The auditor of the Company is PricewaterhouseCoopers LLP (**"PwC"**). The Board, on the recommendation of the Audit & Risk Committee, recommends that PwC be reappointed as the auditor of the Company to hold office until the next annual meeting of shareholders of the Company and that the directors be authorized to fix PwC's remuneration. The persons named in the form of proxy or voting instruction form intend to vote FOR the appointment of PwC as the Company's auditor until the next annual meeting of shareholders. PwC has served as the auditor of the Company and its predecessor since 2018. At the Company's annual meeting of shareholders held on May 7, 2025, PwC received 184,813,219 (98.84%) votes FOR its appointment as auditors as compared to 2,159,710 (1.16%) votes withheld.

AUDIT AND OTHER SERVICE FEES

The Audit & Risk Committee oversees the fees paid to the independent auditor, PwC, for audit and non-audit services. The following table sets forth the aggregate fees billed for professional services rendered by PwC for the fiscal years 2025 and 2024, respectively:

		2025		2024
Audit Fees[1]	$	897,782	$	673,003
Tax Fees[2]		381,363		90,975
All other fees[3]		39,351		53,915
Total	$	1,318,496	$	817,893

[1] Audit fees include fees for services rendered by the external auditor in relation to the audit and review of Triple Flag's financial statements (inclusive of disbursements incurred in 2024 and 2025) and in connection with regulatory filings.

[2] Tax fees related to tax advice, including advice related to transactions, and tax planning services (inclusive of disbursements incurred in 2024 and 2025).

[3] All other fees are the aggregate fees paid for products and services other than those reported above, which comprise mainly advisory and translation related services incurred by PwC.

As part of the Company's corporate governance practices, the Audit & Risk Committee has adopted a policy prohibiting the auditor from providing non-audit services to the Company or its subsidiaries unless the services are approved in advance by the Chair of the Audit & Risk Committee. The auditor is required to report directly to the Audit & Risk Committee.

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

At the Meeting, the shareholders will be asked to consider an advisory resolution (the **"Say on Pay Resolution"**) regarding the Company's approach to executive compensation, which is described in detail in the section of this Circular entitled "Compensation Discussion and Analysis". At the Company's annual meeting of shareholders held on May 7, 2025, 182,589,487 (99.42%) votes were received FOR the Say on Pay Resolution as compared to 1,071,547 (0.58%) votes against.

Pay for performance is a cornerstone of the Company's compensation philosophy, which is intended to align the interests of the Company's executives with those of its shareholders. This compensation philosophy enables the Company to attract and retain high-performing executives who will be motivated to create value for shareholders.

The Board and management of the Company recommend that the shareholders vote FOR the adoption of the advisory Say on Pay Resolution. The persons named in the form of proxy or voting instruction form intend to vote FOR the adoption of the Say on Pay Resolution.

Votes on the Say on Pay Resolution are advisory and will not be binding on the Board or the Company. However, the Compensation & Talent Committee will review and analyze the results of the vote and take them into consideration when reviewing the Company's executive compensation philosophy.

The form of Say on Pay Resolution to be submitted to the shareholders at the Meeting, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

BE IT RESOLVED THAT on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Circular, delivered in advance of the Meeting.

Business to be Transacted at the Meeting

Statement of Corporate Governance Practices STATEMENT OF CORPORATE GOVERNANCE PRACTICES CORPORATE GOVERNANCE The Company’s Board and management are dedicated to strong corporate governance practices designed to maintain high standards of oversight, accountability, integrity and ethics while promoting long-term growth and complying with the Canadian Securities Administrators’ Corporate Governance Guidelines. The Company’s strong governance practices are reflected in its approach and application of policies and practices, some of which are outlined below: GOVERNANCE Guidance Reference Overview Application Majority Voting See p. 31 of the Circular Annual election of directors by shareholders Pursuant to the CBCA, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board. If a nominee does not receive a majority of the votes cast for their election, the nominee will not be elected and the Board position will remain open or, in the case of incumbent directors, such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected. At the Company’s 2025 annual meeting of shareholders, each of the Board nominees were elected by at least 96% of votes cast by shareholders. Director Independence See p. 30 of the Circular Determination of independence of Board members 78% of the Triple Flag Board are deemed to be independent directors All committees are comprised entirely of independent directors Board Effectiveness See p. 29 of the Circular Ensure that the Board and its Committees are functioning at optimal levels Annual review of the effectiveness and performance of the Board and its Committees and Chairs Independent Chair provides strong, independent Board oversight Share Ownership Guidelines See pages 57 and 66 of the Circular Full guidelines posted on the Triple Flag website Aligns the interests of directors and executives with those of shareholders Applies to each independent director and each NEO Share ownership requirement applies to six of seven independent directors (with the requirement waived for Ms. Wademan). As at December 31, 2025, the current members of the Board have each met the required level of share ownership All NEOs satisfy the required level of share ownership Orientation & Continuing Education See p. 32 of the Circular Ensuring relevant continuing education sessions are provided to directors 2 director development sessions were offered to the Board in 2025 Director Term Limits & Other Mechanisms of Board Renewal See p. 31 of the Circular To support a diverse Board membership No director term limits, mandatory retirement age or other automatic mechanisms of board renewal 89% of directors have tenure of one to four years Conflicts of Interest See p. 69 of the Circular Directors and officers are obligated to act at all times honestly and in good faith with a view to the best interests of the Company and to disclose any conflicts Governance & Sustainability Committee reviews interlocking directors There are no existing actual or potential conflicts of interest among the directors or officers Related Party Transactions See p. 30 of the Circular Oversight of related party transactions rests with the Audit & Risk Committee The Board, through the Audit & Risk Committee, reviews and approves significant related party transactions Quarterly reports on related party transactions provided to the Audit & Risk Committee There were no related party transactions in 2025 Meeting of Independent Directors See p. 31 of the Circular Open and candid discussion among independent directors to facilitate independent judgment Each meeting agenda includes in-camera sessions, with only the independent directors in attendance TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 2 3

Statement of Corporate Governance Practices GOVERNANCE Guidance Reference Overview Application Mandate of the Compensation & Talent Committee See p. 27 of the Circular Oversight of executive talent, performance, compensation and succession Committee meets several times per year to review relevant talent and compensation-related initiatives, with regular reporting to the Board Advisory Vote on Executive Compensation (Say on Pay) See p. 22 of the Circular Oversight of executive talent, performance, compensation and succession; providing shareholders with an opportunity to cast advisory votes on the Company’s approach to executive compensation Advisory vote will be held annually at the Company’s Annual Meeting 2025 advisory vote result was 99.42% in favor of our say on pay resolution Compensation Recovery Policy See p. 58 of the Circular Deterrent to executives against fraud, theft, embezzlement or other similar intentional and serious misconduct If a recovery is triggered, the executive must repay the excess annual bonus payments and incentive payments received Code of Business Conduct & Ethics See p. 26 of the Circular Deterrent to executives against fraud, theft, embezzlement or other similar intentional and serious misconduct that results in restatements of financial statements Provides guidance for maintaining integrity, trust and respect Whistleblower Policy See p. 26 of the Circular Confidential access (hotline or email) to the Audit & Risk Committee Chair to report any alleged violations or complaints Protects those who act in good faith from retaliation Insider Trading and Anti-Hedging Policy See p. 26 of the Circular Prohibits trading in our securities while in possession of material undisclosed information about the Company All directors and employees, including the named executive officers (‘‘NEOs’’), are deemed insiders Insiders can trade in the Company’s securities only during prescribed trading windows Insiders are also prohibited from entering into any hedging transactions involving securities of the Company, which could insulate an insider from a decrease in share price, such as short sales, puts, calls, prepaid variable forward contracts and equity swaps Disclosure Policy See p. 26 of the Circular The management Disclosure Committee is responsible for the implementation and administration of the Disclosure Policy The Disclosure Committee is responsible for overseeing and monitoring the disclosure processes and practices and reports to the Audit & Risk Committee of the Board Reviews and approves all public disclosure prior to release Anti-Bribery & Anti-Corruption Compliance Policy See p. 26 of the Circular Establishes the Company’s commitment to comply fully with relevant Anti-Corruption legislation and requires the Company (and its representatives) to conduct business legally and ethically Sets out strategies to mitigate bribery and corruption risk Bribes, kickbacks or other questionable inducements directly or indirectly to government officials to influence business are prohibited 2 4 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Statement of Corporate Governance Practices ESG Guidance Reference Overview Application ESG Policy See p. 32 of the Circular To continue to invest in opportunities where operating partners’ values are aligned Two-pronged approach: 1) conducting rigorous due diligence and 2) partnering with our counterparties in local social initiatives Established an ESG Policy that was approved by the Board Sustainability Report See p. 32 of the Circular Provides context and meaningful demonstration of the Company’s sustainability initiatives in a single, easy-to-understand report Annual publications Diversity & Inclusion Policy See p. 33 of the Circular Values diversity of abilities, experience, perspectives, education, age, ethnicity, race, gender, diverse backgrounds As at the date of publication and as approved by the Board: 43% of independent Board Directors and 33% of all directors identify as women 40% of senior management identify as members of underrepresented groups and/or women 40% of senior management identify as members of underrepresented groups and 10% as women 60% of non-senior management workforce and 50% of total workforce identify as underrepresented groups and/or women ENTERPRISE RISK MANAGEMENT Guidance Reference Overview Application Mandate of the Audit & Risk Committee See p. 30 of the Circular Audit & Risk Committee assists the Board in its oversight of enterprise risk management and compliance Oversees financial reporting and disclosure controls Annual review for Board approval of financial statements and other public filings Oversees monitoring and mitigation of information security risks, geopolitical risks and other globally relevant risks Assists the Board with its oversight responsibilities relating to financial reporting, disclosure controls and procedures, and risk management (including geopolitical risk and cyber/information security risks) TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 2 5

Statement of Corporate Governance Practices DISCLOSURE POLICY The Board has approved a Disclosure Policy which establishes stan-dards and procedures relating to contacts with analysts and investors, news releases, conference calls and disclosure of material information. The Disclosure Committee is responsible for overseeing and monitor-ing the disclosure processes and practices, including the review, from time to time, of Triple Flag’s Disclosure Policy. It is made up of mem-bers of senior management and reports to the Audit & Risk Committee on disclosure matters. The Disclosure Committee reviews all material information in disclosure documents before they are reviewed and approved by the relevant Board committee as well as the Board. The Board has established policies and standards for the disclosure of material information to ensure it is timely, accurate and balanced. ANTI-BRIBERY AND ANTI-CORRUPTION COMPLIANCE POLICY Our Board has adopted an anti-bribery and anti-corruption compli-ance policy (the ‘‘Anti-Bribery Policy’’) which establishes our commit-ment to comply fully with Canada’s Corruption of Foreign Public Officials Act and the United States Foreign Corrupt Practices Act and any local and foreign anti-bribery or anti-corruption laws and regulations that may be applicable. All of the officers, directors, employees, contractors and agents acting on behalf of the Company (‘‘Company Personnel’’) are required to comply with all laws prohibiting improper payments to domestic and foreign officials. All Company Personnel are required to conduct the Company’s business legally and ethically. Gifts, payments or offerings of anything to influence sales or other business, bribes, kickbacks, or other questionable inducements, directly or indirectly, to government officials are prohibited. The Anti-Bribery Policy provides a guideline of prohibited payments, as well as the consequences of non-compliance. The Anti-Bribery Policy also sets out strategies we adopt to mitigate bribery and corruption risk. The Board is responsible for monitoring compliance with the Anti-Bribery Policy and initiating investigations of reported violations. INSIDER TRADING AND ANTI-HEDGING POLICY Because of our compact team size and cohesive work practices, all our directors and employees, including the NEOs, are subject to our insider trading and anti-hedging policy. This policy prohibits trading in our securities while in possession of material undisclosed information about the Company. Under this policy, directors and employees are also prohibited from entering into any hedging transactions involving the securities of the Company, which could insulate an insider from a decrease in share price, such as short sales, puts, calls, prepaid variable forward contracts and equity swaps. The Company permits directors and employees to trade in the Company’s securities, including the exer-cise of stock options, only during prescribed trading windows. CODE OF ETHICS Our Board has adopted a written code of business conduct and ethics (the ‘‘Code of Ethics’’) that applies to Company Personnel. The objective of the Code of Ethics is to provide guidelines for maintaining our and our subsidiaries’ integrity, trust and respect. The Code of Ethics addresses compliance with laws, rules and regulations, conflicts of interest, confi-dentiality, commitment, preferential treatment, financial information, internal controls and disclosure, protection and proper use of our assets, communications, fair dealing, fair competition, due diligence, illegal payments, equal employment opportunities and harassment, privacy, use of Company computers and the internet, political and charitable activities and reporting any violations of law, regulation or the Code of Ethics. Company Personnel receive annual training and are required to review and acknowledge the Code of Ethics each year. Any person subject to the Code of Ethics is required to report all violations of law or regulation or of the Code of Ethics of which they become aware to any one of the Company’s executive officers or as otherwise set forth in the Code of Ethics. The Governance & Sustainability Committee is responsible for reviewing and evaluating the Code of Ethics at least annually and recommending any necessary or appropriate changes to our Board for consideration. The Governance & Sustainability Com-mittee assists the Board with monitoring compliance with the Code of Ethics, and is responsible for considering any waivers of the Code of Ethics (other than waivers applicable to members of the Governance & Sustainability Committee, which are considered by the Audit & Risk Committee, or waivers applicable to our directors or executive officers, which are subject to review by our Board as a whole). Our Board has ultimate responsibility for monitoring compliance with the Code of Ethics. In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), the Code of Ethics has been filed on our SEDAR+ profile at www.sedarplus.ca and is also available on our website at www.tripleflagpm.com. WHISTLEBLOWER POLICY The Company encourages the reporting of violations and potential viola-tions of the Code of Ethics and has established a hotline for whistleblower concerns, accessible by email and phone. This hotline is administered by a third-party vendor to ensure confidentiality and provide confi-dence to individuals seeking to make a claim. Any employee, supplier or director may use the hotline to report conduct that they feel violates the Code of Ethics or otherwise constitutes fraud or unethical con-duct. The details of the hotline are available at www.tripleflagpm.com and all complaints received through the whistleblower concerns hotline are monitored by the Chair of the Audit & Risk Committee, actioned accordingly and reported to the Board. 2 6 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Statement of Corporate Governance Practices COMPOSITION OF OUR BOARD AND BOARD COMMITTEES As per our articles of amalgamation (the ‘‘Articles’’), our Board is required to consist of a minimum of three and a maximum of ten direc-tors, as determined from time to time by the directors. Our Board cur-rently consists of nine directors, the majority of whom are independent under Canadian securities laws. Under the CBCA, a director may be removed with or without cause by a resolution passed by an ordinary majority of the votes cast by shareholders present in person or repre-sented by proxy at a meeting of shareholders and who are entitled to vote. The directors are elected by shareholders at each annual meeting of shareholders, and all directors will hold office for a term expiring at the close of the next annual meeting or until their respective successors are elected or appointed. Our Articles provide that, between annual meetings of shareholders, the directors may appoint one or more addi-tional directors, but the number of additional directors may not at any time exceed one-third of the number of directors elected at the previ-ous annual meeting of shareholders. Certain aspects of the composition and functioning of our Board are governed by the terms of the Investor Rights Agreement. See “Nomi-nation Rights”. The nominees for election by shareholders as directors are determined by our Governance & Sustainability Committee in accordance with the provisions of applicable corporate law, the Investor Rights Agreement and the Governance & Sustainability Committee charter. See also “Governance & Sustainability Committee”. COMMITTEES OF OUR BOARD Our Board has three committees: the Compensation & Talent Commit-tee, the Governance & Sustainability Committee, and the Audit & Risk Committee. The information presented below on each of the three com-mittees is presented as at the year ended December 31, 2025. After the conclusion of the Meeting the Board will review the composition of each of the committees and changes in membership will be implemented. COMPENSATION & TALENT COMMITTEE Composition of Compensation & Talent Committee Our Compensation & Talent Committee is charged with reviewing, overseeing and evaluating our compensation, performance evalua-tion and related compensation programs. Our Compensation & Talent Committee currently comprises Peter O’Hagan, who acts as chair of the committee, Timothy Baker, Elizabeth Wademan and Blake Rhodes, all of whom are persons determined by our Board to be independent directors. As Peter O’Hagan and Timothy Baker will not be standing for re-election at the Meeting, the Board expects to reconstitute the Compensation & Talent Committee following the Meeting to reflect the composition of the Board as elected at the Meeting. The Board expects that the Compensation & Talent Committee will continue to be comprised of independent directors following its reconstitution. Our Board believes that our Compensation & Talent Committee can conduct its activities in an objective manner. Blake Rhodes Elizabeth Wademan Timothy Baker Peter O’Hagan Chair TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 2 7

Statement of Corporate Governance Practices Our Board believes that the members of the Compensation & Talent Committee individually and collectively possess the requisite knowl-edge, skills and experience in governance of compensation matters, including human resource management, executive compensation matters, and general business leadership, to fulfill the committee’s mandate. All members of the Compensation & Talent Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations and as members of the boards of other publicly traded entities. For additional details regarding the relevant education and experience of each member of our Com-pensation & Talent Committee, including the direct experience that is relevant to each committee member’s responsibilities in executive compensation, see “Director Profiles”. For the director profiles of Peter O’Hagan and Tim Baker please refer to the previous year’s Management Information Circular. Compensation & Talent Committee Charter Our Board has adopted a written charter, which sets forth the purpose, composition, authority and responsibility of our Compensation & Talent Committee, consistent with our Corporate Governance Guide-lines and our ESG Policy. A copy of our Compensation & Talent Com-mittee charter is posted on our website. Our Compensation & Talent Committee’s purpose is to assist our Board in: • the appointment, performance evaluation and compensation of our senior management; • overseeing talent management and succession planning systems and processes relating to our CEO and senior management; • the recruitment, development and retention of our senior man-agement; • developing a compensation structure for our senior management including salaries and annual and long-term incentive plans, includ-ing plans involving share issuances and other share-based awards; • annually reviewing and, when appropriate, establishing goals and objectives (including those related to ESG) relevant to the compen-sation of our senior management; • assessing the compensation of our directors; • periodically reviewing and, when appropriate, establishing ESG-related goals and objectives relevant to the compensation of our senior management; • establishing policies and procedures designed to identify and miti-gate risks associated with our compensation policies and practices; • reviewing and, if appropriate, recommending to the Board the approval of any adoption, amendment or termination of our incen-tive or equity-based compensation arrangements (and the aggregate number of Common Shares to be reserved for issuance thereunder), overseeing their administration and discharging any duties imposed on the committee by any such arrangements; and • delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risks related to compen-sation issues. Our Board is responsible for approving the compensation of our Chief Executive Officer and, based on the recommendations of the Chief Executive Officer, the compensation of our other senior management, including the NEOs. The compensation paid to our NEOs is set forth below in the “Summary Compensation Table”. Further particulars of the process by which compensation for our executive officers will be determined is provided under “Executive Compensation”. 2 8 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 29

GOVERNANCE & SUSTAINABILITY COMMITTEE

Composition of Governance & Sustainability Committee

The Governance & Sustainability Committee comprises three directors (including the committee chair), all of whom are persons determined by our Board to be independent directors. Our Governance & Sustainability Committee currently comprises of Timothy Baker, who acts as chair of the committee, Dawn Whittaker and Geoff Burns. As Timothy Baker will not be standing for re-election at the Meeting, the Board expects to reconstitute the Governance & Sustainability Committee following the Meeting to reflect the composition of the Board as elected at the Meeting. The Board expects that the Governance & Sustainability Committee will continue to be comprised of independent directors following its reconstitution. Our Board believes that our Governance & Sustainability Committee can conduct its activities in an objective manner.



Timothy Baker
Governance & Sustainability Committee Chair



Dawn Whittaker



Geoff Burns

Our Board believes that the members of the Governance & Sustainability Committee individually and collectively possess the requisite knowledge, skills and experience in governance, including ESG issues and general business leadership, to fulfill the committee's mandate. All members of the Governance & Sustainability Committee have substantial knowledge and experience as current and former senior executives of large and complex organizations and as a result of membership on the boards of other publicly traded entities. For additional details regarding the relevant education and experience of each member of our Governance & Sustainability Committee, including the direct experience that is relevant to each committee member's responsibilities in governance and ESG, see "Director Profiles". For the Director Profile of Timothy Baker please refer to the prior year's Management Information Circular.

Governance & Sustainability Committee Charter

Our Board has adopted a written charter, which sets forth the purpose, composition, authority and responsibility of our Governance & Sustainability Committee consistent with our Corporate Governance Guidelines and our ESG Policy. A copy of our Governance & Sustainability Committee charter is posted on our website. Our Governance & Sustainability Committee's purpose is to assist our Board in:

- developing our corporate governance guidelines and principles and providing us with governance leadership;
- developing and recommending to the Board our approach to ESG issues, including any changes to the ESG Policy, and reporting to the Board on the ESG performance of our portfolio of investments;
- overseeing and approving the adoption of any ESG-related standards or initiatives;
- delegating to the Audit & Risk Committee the responsibility and authority to monitor, assess and manage risks related to environmental and social issues;
- engaging with our shareholders and other stakeholders in respect of ESG issues;
- developing and maintaining, as required, a Board succession plan, and identifying and overseeing the recruitment of candidates qualified to be nominated as members of our Board;
- monitoring compliance with the Code of Ethics and initiating investigations of reported violations thereof;
- reviewing the structure, composition and mandate of Board committees; and
- evaluating the performance and effectiveness of our Board and our Board committees.

Our Governance & Sustainability Committee takes reasonable steps to evaluate and assess, on an annual basis, the performance and effectiveness of our Board, committees of our Board, individual Board members, our Chair and committee chairs. The assessment addresses, among other things, individual director independence, individual director and overall Board skills, and individual director financial literacy. Our Board receives and considers the recommendations of our Governance & Sustainability Committee regarding the results of these evaluations. In identifying new candidates for our Board, the Governance & Sustainability Committee considers what competencies and skills our Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering our Board as a group, as these may ultimately determine the boardroom dynamic. Our Governance & Sustainability Committee is also responsible for orientation and continuing education programs for our directors. See "Orientation and Continuing Education".

Statement of Corporate Governance Practices

Statement of Corporate Governance Practices AUDIT & RISK COMMITTEE The Audit & Risk Committee is charged with assisting the Board in its oversight role with respect to the quality and integrity of financial infor-mation, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, oversight of related party transactions and the performance of the Company’s finance functions. Composition of the Audit & Risk Committee For the year ended December 31, 2025, our Audit & Risk Committee com-prised three directors (including the committee chair), all of whom are persons determined by our Board to be both independent directors and financially literate within the meaning of National Instrument 52-110 – Audit Committees (‘‘NI 52-110’’). Our Audit & Risk Committee comprises Susan Allen, who acts as chair of the committee, Blake Rhodes and Eliza-beth Wademan. Each of our Audit & Risk Committee members has an understanding of the accounting principles used to prepare financial statements and varied experience as to the general application of such accounting principles, as well as an understanding of the internal con-trols and procedures necessary for financial reporting. See ‘‘Audit & Risk Committee Information” in the Company’s AIF for further information on the Audit & Risk Committee. Audit & Risk Committee Charter The Audit & Risk Committee charter, which is available on our website, ensures risk management oversight is performed by the Audit & Risk Committee. The Audit & Risk Committee performs its risk manage-ment oversight through review of the Company’s major financial risk exposures and making recommendations to the Board of Directors regarding the adequacy of the Company’s risk management policies and procedures. Our Audit & Risk Committee’s purpose is to assist our Board in: • fulfilling the Board’s oversight responsibility with respect to finan-cial reporting, risk management, internal control over financial reporting and disclosure controls and procedures; and • overseeing legal and regulatory compliance, related party trans-actions, compliance with public disclosure requirements and the annual independent audit of the Company’s financial statements. DIRECTOR INDEPENDENCE Under NI 58-101, a director is independent if they are independent within the meaning of section 1.4 of NI 52-110. Pursuant to section 1.4 of NI 52-110, an independent director is a director who is free from any direct or indirect relationship which could, in the view of our Board, be reasonably expected to interfere with a director’s independent judgment. Based on information provided by each director concerning his or her background, employment and affiliations, our Board has determined that, of the nine directors currently on our Board, Sheldon Vanderkooy and Mark Cicirelli are not considered “independent” within the meaning of applicable securities laws and NYSE listing standards because of their respective relationships with us. Sheldon Vanderkooy is not considered to be independent by the Board as he is the Chief Exec-utive Officer of the Company. Because the Principal Shareholder holds a majority of our outstanding shares and Mark Cicirelli is an employee of an affiliated entity of the Principal Shareholder, our Board has deter-mined that Mark Cicirelli will not be considered to be independent. Although Patrick Merrin and Christopher McCleave were nominated by our Principal Shareholder for election as directors to our Board, our Board has determined that each of Mr. Merrin and Mr. McCleave remains “independent” within the meaning of applicable securities laws and NYSE listing standards because neither director is otherwise associated with our Principal Shareholder. See “Nomination Rights”. The Chair of our Board, Dawn Whittaker, is independent within the meaning of section 1.4 of NI 52-110 and NYSE listing standards. Susan Allen Audit & Risk Committee Chair Blake Rhodes Elizabeth Wademan 3 0 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Statement of Corporate Governance Practices MEETINGS OF INDEPENDENT DIRECTORS Our Board believes that given its size and structure, including the fact that a majority of our directors are independent, it is able to facilitate independent judgment in carrying out its responsibilities and will continue to do so going forward. To enhance such independent judg-ment, the independent members of our Board held in camera meetings without members of management and the non-independent directors present, at each regularly scheduled Board meeting (six in 2025) and at every regularly scheduled committee meeting (a combined total of 11 committee meetings in 2025). MAJORITY VOTING Pursuant to the CBCA, shareholders are allowed to vote “for” or “against” (as opposed to “for” and “withhold”) nominees for election to our Board. If a nominee does not receive a majority of the votes cast for their elec-tion, the nominee will not be elected and the Board position will remain open or, in the case of incumbent directors (which comprise all of the nominees for election to our Board at the Meeting), such director may continue in office until the earlier of (i) the 90th day after the election, or (ii) the day on which his or her successor is appointed or elected. NOMINATION RIGHTS The investor rights agreement dated May 26, 2021 and amended on November 9, 2022, between the Company and the Principal Share-holder (“Investor Rights Agreement”), provides the Principal Share-holder and its permitted affiliates with the right to nominate 33% of the Company’s directors (rounded up to the next whole number), sub-ject to reductions to the percentage of directors that may be nominated based on reductions in the percentage of Common Shares owned by the Principal Shareholder (and its permitted affiliates). The percentage of directors that may be nominated by the Principal Shareholder is: • 33% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 40% of our out-standing Common Shares (on a non-diluted basis); • 30% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 30% but less than 40% of our outstanding Common Shares (on a non-diluted basis); • 20% of the Company’s directors (rounded up to the next whole director) for so long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct at least 20% but less than 30% of our outstanding Common Shares (on a non-diluted basis); • 10% of the Company’s directors (rounded up to the next whole direc-tor) for so long as the Principal Shareholder and its permitted affili-ates, as a group, own, control or direct at least 10% but less than 20% of our outstanding Common Shares (on a non-diluted basis); and • none of the Company’s directors for so long as the Principal Share-holder and its permitted affiliates, as a group, own, control or direct less than 10% of our outstanding Common Shares (on a non-diluted basis). If a vacancy on the Board arises, then a replacement will be nominated by the Principal Shareholder (including its permitted affiliates) or the Governance & Sustainability Committee, whichever nominated the departing director, and the Board will appoint that replacement candi-date as a director as soon as possible after his or her nomination. In addition, for as long as the Principal Shareholder and its permitted affiliates, as a group, own, control or direct not less than 10% of our outstanding Common Shares (on a non-diluted basis), the Principal Shareholder and its permitted affiliates will be entitled to nominate one director to serve on each committee of the Board, other than the Audit & Risk Committee, provided that such director nominee is not an officer of the Company. Pursuant to the Investor Rights Agreement, the Principal Shareholder has put forward three incumbent directors as nominees for election to our Board of Directors at the Meeting: Mark Cicirelli, Patrick Merrin and Christopher McCleave. DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL Our Board is composed of a diverse range of individuals who represent a mix of backgrounds, experience, skills and expertise, evidencing diversity in tenure, age and gender. Accordingly, our Board has not adopted, nor does it currently consider it necessary to adopt, term limits, mandatory retirement ages or other automatic mechanisms of board renewal. Notwithstanding that the Board is not subject to term limits, the Board has undergone a steady change in its composition with the resignation and addition of new directors. Rather than adopt-ing formal term limits, mandatory age-related retirement policies and other mechanisms of board renewal, the Governance & Sustainability Committee seeks to maintain the composition of our Board in a way that provides, in the judgment of our Board, the best mix of skills and experience to provide for our overall stewardship. Our Governance & Sustainability Committee also conducts a process for the assessment of our Board, each committee and each director regarding his, her or its effectiveness and performance, and reports the evaluation results to our Board. See ‘‘Diversity’’. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 3 1

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MANDATE OF OUR BOARD

Our Board is responsible for supervising the management of our business and affairs, including providing guidance and strategic oversight to management. Our Board has adopted a formal mandate, set forth in Appendix A, that includes the following duties and obligations:

- appointing the Chief Executive Officer;
- adopting a strategic planning process and implementing risk management policies and procedures;
- appointing, supervising, evaluating and developing senior management and succession planning;
- monitoring the adequacy and effectiveness of our system of internal controls over financial reporting and disclosure controls and procedures;
- approving certain regulatory filings; and
- adopting and periodically reviewing policies and procedures designed to (i) ensure compliance with applicable laws, (ii) ensure that our business is conducted ethically and with honesty, and (iii) permit shareholder feedback on material issues.

Our Board has adopted a written position description for the Chair, which sets out the Chair's key responsibilities, including, among others, duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development and communicating with our shareholders and regulators. See "Conflicts of Interest".

Our Board has adopted a written position description for each of our committee chairs, which sets out each of the committee chair's key responsibilities, including, among others, duties relating to setting committee meeting agendas, chairing committee meetings and working with the respective committee and management to ensure, to the greatest extent possible, the effective functioning of the committee.

Our Board has adopted a written position description for our Chief Executive Officer, which sets out the key responsibilities of our Chief Executive Officer, including, among other duties in relation to providing overall leadership, ensuring the development of a strategic plan and recommending such plan to our Board for consideration; ensuring the development of an annual corporate plan and budget that supports the strategic plan and recommending such plan to our Board for consideration; and supervising day-to-day management and communicating with our shareholders and regulators.

ORIENTATION AND CONTINUING EDUCATION

Our Board, in conjunction with the Governance & Sustainability Committee, has implemented an orientation program for new directors under which new directors meet with the Chair, members of senior management and our corporate secretary. New directors are provided with comprehensive orientation and education as to the nature and operation of the Company and our business, the role of our Board and its committees, and the contribution that an individual director is expected to make. The Governance & Sustainability Committee is responsible for overseeing director continuing education designed to maintain or enhance the skills and abilities of the directors and for ensuring that their knowledge and understanding of our business remain current. The chair of each committee is responsible for coordinating orientation and continuing director development programs relating to the committee's mandate.

ESG

We believe strong sustainable performance is critical to the long-term success of our organization, the mining industry and host communities. We believe that optimal Environmental, Social and Governance (**"ESG"**) performance helps ensure that the mines and projects we invest in are developed and operated responsibly. To that end, our ESG approach is two-pronged:

1. We ensure portfolio quality by investing in streams and royalties on mines and projects where our due diligence determines that our counterparties demonstrate appropriate ESG management and performance. Strong ESG performance by our partners helps ensure our investments enjoy the privilege to operate with their host communities and governments over the long term, which protects our business and shareholders.
2. We contribute to the mining industry through our own practices, actions and community investments, and by exerting influence across our portfolio.

We continued to report on our ESG performance and that of our principal assets to our shareholders, and other stakeholders. We published our fourth annual Sustainability Report, titled "2024 Sustainability Report", in July 2025. This report presents information on our sustainability approach, governance, and performance for the 2024 calendar year. This report was prepared in accordance with the Global Reporting Initiative (**"GRI"**) Standards 'Core option' and served as our Communication on Progress for the UNGC in support of the Sustainable Development Goals (**"SDGs"**). We have continued to align with the Sustainability Accounting Standards Board's (**"SASB"**) Metals and Mining Standard and the Asset Management and Custody Activities Standard. The Board, in conjunction with the Governance & Sustainability Committee, has reviewed the corporate policies that relate to ESG, culminating in a Sustainability Policy being approved on February 18, 2026. Our current Sustainability Report, as well as other ESG related policies, are available on our website at www.tripleflagpm.com.

Statement of Corporate Governance Practices

Statement of Corporate Governance Practices In 2025, Sustainalytics ranked Triple Flag first out of 104 companies across the precious metals industry, with an absolute risk rating of 7.3 (negligible risk). Sustainalytics is a global leader in the fields of responsible investing and sustainable finance. Supported by a robust materiality framework, Sustainalytics’ ESG Risk Ratings provide a quan-titative measure of unmanaged ESG Risk. The Sustainalytics ESG Risk Rating Methodology takes into consideration a multitude of factors and can be used to compare companies across all covered sub-industries. In the third quarter of 2025, we received our third consecutive rating of AA in the MSCI ESG Ratings assessment, being recognized as a leader in ESG management. MSCI ESG Research provides ratings on global public companies on a scale from AAA (leader) to CCC (laggard), according to exposure to industry-specific ESG risks and the ability to manage those risks relative to peers. Triple Flag falls into the highest scoring range for corporate governance relative to peers and performed higher than the industry average in the environmental and social cat-egories, excelling in community relations and health & safety metrics. DIVERSITY AND INCLUSION We respect and recognize all aspects of diversity. Accordingly, we set a target of 30% diversity in senior management by 2025, which we achieved and continue to maintain. We also set a target of 30% women on our Board by 2025, which we achieved and continue to maintain. The Board is guided in this pursuit by our diversity and inclusion policy (the ‘‘Diversity and Inclusion Policy’’). The Diversity and Inclusion Policy ensures that we promote diversity across all levels of our organization, including at the Board and senior management levels, and informs us of our decisions on recruitment, assessment and professional develop-ment. The Board, senior management and all our employees are expected to adhere to the requirements of the Diversity and Inclusion Policy. The Governance & Sustainability Committee regularly monitors the performance of the Company against the Diversity and Inclusion Policy. We maintain confidential mechanisms for our employees to report actual or suspected incidents of unlawful discrimination and harassment and demonstrate zero tolerance for any form of discrimi-nation or harassment in our workplace. As of March 17, 2026, three of nine members on our Board, or approximately 33%, and 43% of our independent directors, identify as women. The target of 30% women on the Board by 2025 was achieved and has been maintained since 2023. No member of the Board identifies as a visible minority, Indigenous person or person with a disability. Of the members of senior management, four of ten (40%) identify as members of designated groups, with one of ten (10%) identifying as women and three of ten (30%) identifying as visible minorities, with no members identifying as an Indigenous person or person with a disability. Diversity and gender will continue to be two of several factors that are considered when identifying potential Board and senior management candidates. We have now achieved our stated gender target and will continue to seek out opportunities to increase representation on our Board, in our senior management team and throughout our workforce. When recruiting for management, Board and all other vacancies, Triple Flag includes a variety of candidates from a cross-section of diverse backgrounds from which to make appointments. With annual volun-tary turnover at 4.5% of a total current full-time workforce of 20, we continue to monitor our limited opportunities to further the diversity of the team. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 3 3

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COMPENSATION DISCUSSION AND ANALYSIS

To My Fellow Shareholders,

I am pleased to share with you our Compensation Discussion and Analysis, which explains the principles that inform our approach to executive compensation, the Board's decision-making process and the compensation decisions for 2025 for our NEOs.

2025 was a landmark year for Triple Flag, marked by exceptionally strong financial and operational achievements. Our ability to deliver sustained growth, while maintaining disciplined capital allocation and a strong balance sheet, underscores the effectiveness of our compensation philosophy and its alignment with shareholder value creation.

Alignment of executive and shareholder interests is supported by (i) clear compensation principles, (ii) a compensation program design that considers our pay risk profile and features rigorous corporate and individual performance measures, vesting provisions and ownership requirements, and (iii) a robust decision-making process which includes the Compensation & Talent Committee and full Board.

TRIPLE FLAG COMPENSATION PRINCIPLES

Four key principles underpin our compensation decisions:

1. **Alignment with Shareholders:** We design our programs to encourage an owner's mentality and a culture of teamwork that connects short-term performance to sustainable value creation and the long-term interests of the Company and its shareholders.
2. **Pay for Performance:** A significant portion of compensation is at-risk and directly linked to the achievement of strategic, financial and operational goals.
3. **Attract and Retain Talent:** We aim to remain competitive in attracting and retaining top industry talent, inspiring performance and ensuring leadership continuity and succession strength.
4. **Balanced Approach:** Our compensation structures take a multi-year perspective and are designed to promote sustainable growth and avoid excessive risk-taking.

OPERATIONAL AND FINANCIAL PERFORMANCE HIGHLIGHTS IN 2025

Triple Flag's performance in 2025 was strong, with excellent operational execution allowing us to capitalize on historically high gold and silver prices.

- **Record annual revenue:** $388.7 million, the highest in our history.
- **Record GEOs:** 113,237 GEOs sold, achieving the upper half of our guidance and marking the ninth consecutive year of record GEOs.
- **Record operating cash flow per share:** Reflecting the strength of our portfolio and accretive acquisitions, driving year-over-year growth in 2025 of 45% to $1.54.
- **Robust capital deployment:** Over $350 million invested in strategic and accretive acquisitions, including a royalty on the world-class Arthur gold project in Nevada, royalty on the Tres Quebradas lithium mine in Argentina, gold and silver streams on the Arcata and Azuca assets in Peru, an additional royalty on the Johnson Camp Mine in Arizona, and a royalty package on the Minera Florida mine in Chile.
- **Strong balance sheet:** Maintained a strong cash position and over $1 billion in available liquidity, supporting ongoing growth opportunities and resilience.

These achievements are a testament to the dedication and expertise of our management team and employees, and they directly inform our compensation decisions.

COMPENSATION ALIGNED TO SHAREHOLDER VALUE CREATION

Our compensation programs are designed to support the creation of long-term shareholder value. In 2025, we continued to return capital to shareholders as part of our disciplined capital allocation strategy focused on balance sheet management, through a growing dividend and buying back 518,300 Common Shares for $9.0 million, while maintaining flexibility to pursue accretive growth opportunities.

Compensation Discussion and Analysis

Compensation Discussion and Analysis SHORT-TERM INCENTIVE (‘‘STI’’) OUTCOMES 1. Corporate Performance • Deal origination, evaluation and execution • Performance of existing portfolio • Outperform peers and benchmarks • Astute capital allocation • Perform against guidance 2. Corporate Strength & Capability • Effective risk management and strong control environment • Active portfolio engagement and expand relationships • Strong and flexible balance sheet management • Manage portfolio sustainability profile • Engage in effective due diligence Our business is long term – decisions made in 2025 are designed to drive value and growth over the long run. We evaluate performance under our STI using multiple quantitative and qualitative assessments to ensure that the outcomes reflect progress towards our long-term growth goals and encourage and reward long-term, shareholder value-focused decisions. LINKING PAY AND PERFORMANCE Our NEO compensation outcomes are closely tied to Triple Flag’s performance. Compensation at target is heavily weighted to at-risk compensation and to long-term, equity-based and performance con-tingent awards. The STI pays out based on the achievement of financial, operating and sustainability measures that are the building blocks for our strategy. The 2025 Long-Term Incentive (‘‘LTI’’) awards to NEOs were comprised of: • 50% Performance Share Units (‘‘PSUs’’), which vest based on total shareholder return relative to a peer group of gold and silver pro-ducers, precious metals streaming and royalty companies and pre-cious metals ETFs. • 50% Restricted Share Units (‘‘RSUs’’), which vest based on time and directly track the value of our Common Shares. A significant portion of each NEO’s compensation is at-risk, with a material weighting to equity-based compensation which aligns exec-utive compensation outcomes with our performance and shareholder experience over the longer term. As always, we welcome your feedback on our compensation programs and disclosure. Sincerely, Peter O’Hagan Compensation & Talent Committee Chair TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 3 5

Compensation Discussion and Analysis REPORT ON EXECUTIVE COMPENSATION AND EQUITY OWNERSHIP INTRODUCTION The following discussion outlines the significant elements of the compensation program for the Company’s NEOs. For fiscal 2025, our NEOs are: Named Executive Officer Position Mr. Sheldon Vanderkooy Chief Executive Officer Mr. Eban Bari Chief Financial Officer Mr. James Dendle Chief Operating Officer Mr. C. Warren Beil Vice President & General Counsel Mr. Fraser Cunningham Managing Director, Triple Flag International Ltd. SHELDONVANDERKOOY, 53 Chief ExecutiveOfficer Joined in May 2016. Mr. Vanderkooy is a founding member of the Triple Flag management team, with more than 25 years of experience in the mining sector. He has been an integral part of building Triple Flag’s portfolio since its founding, starting with our first investment, the Cerro Lindo silver stream in 2016. Mr. Vanderkooy was key to helping deliver our successful $264 million initial public offering in 2021 in his prior role as Chief Financial Officer. Before joining Triple Flag, he was Assistant General Counsel at First Quantum Minerals Ltd. and Senior Director, Legal Affairs at Inmet Mining Corporation. Prior to joining Inmet, he was a corporate partner at Blake, Cassels & Graydon LLP (‘‘Blakes’’) in Toronto, Canada, where he acted for mining clients on a wide variety of M&A and financing transactions. Prior to starting his corporate practice, he began his legal career practicing tax law at Blakes. Mr. Vanderkooy holds a law degree from the University of Western Ontario (Gold Medalist) and a Bachelor of Commerce (Honours) from Queen’s University, both in Canada. Prior to attending law school, Mr. Vanderkooy was a Chartered Accountant at Ernst & Young LLP. Mr. Vanderkooy is also a director of the World Gold Council. The following table summarizes Mr. Vanderkooy’s individual performance in 2025 and related pay outcomes: 2025 Individual Performance Summary of Pay Outcomes Mr. Vanderkooy: • Provided exceptional leadership to the Triple Flag team in first full year as CEO, resulting in Triple Flag achieving the top share price performance on the NYSE in 2025 amongst all senior and intermediate royalty and streaming peers. • Built upon Triple Flag’s track record of value-accretive capital deployment, with over $350 million deployed across multiple transactions, including our royalty on the world-class Arthur project in Nevada through the acquisition of Orogen Royalties • Delivered record annual GEOs and achieved the upper half of 2025 guidance, representing Triple Flag’s ninth consecutive year of GEOs growth. • Delivered record operating cash flow per share, representing year-over-year growth of approximately 45% in 2025. • Engaged directly with the investor and research analyst community to promote a strong understanding of the business, long-term strategy and near-term outlook. • Continued to build direct deal pipeline opportunities and explore new initiatives to grow value for Triple Flag. • Effectively managed and engaged with key stakeholders on the Company’s assets to reduce portfolio risk and improve both near-term and long-term cash flow visibility. As a result of both his outstanding performance and Triple Flag’s corporate performance in 2025, Mr. Vanderkooy was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table. For 2026, Mr. Vanderkooy received an annual base salary increase to reflect the scope and responsibility of his role, acknowledge his continued strong performance, and help maintain his competitive position compared with our Peer Group. 3 6 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR | 37



EBAN BARI, 51
Chief Financial Officer
Joined in March 2018.

Mr. Bari joined the Company in 2018 and has over 25 years of experience across various complex organizations. He is responsible for external financial reporting, budgeting and forecasting, tax planning and compliance, and treasury, as well as overseeing the Company's internal control environment. Prior to joining Triple Flag, he spent nine years at Barrick and served most recently as Senior Director, Financial Reporting, overseeing global reporting. His experience includes internal reporting at Loblaw Companies Ltd., followed by a controllership role at Bell Canada and an external reporting role at Manulife Financial. He holds a CPA designation in Canada as well as in the United States (Illinois). Eban earned a Bachelor of Commerce (Honours) from the University of Toronto in Canada.

The following table summarizes Mr. Bari's individual performance in 2025 and related pay outcomes:

2025 Individual Performance	Summary of Pay Outcomes
Mr. Bari: • Provided leadership across an expanded functional mandate and actioned numerous initiatives to streamline the organization, including human resources. • Provided stewardship of Triple Flag's balance sheet and global cash repatriation process to enhance the liquidity position of the Company, including improvements to the terms of the credit facility at upsized terms to ensure Triple Flag has capacity to deliver on all capital allocation objectives (accretive transactions, dividends and share buybacks). • Delivered record annual GEOs and achieved the upper half of 2025 guidance, representing Triple Flag's ninth consecutive year of GEOs growth. • Maintained G&A cost discipline, notwithstanding inflationary pressures. • Oversaw the Company's public filings of FS, MD&A and SOX compliance. • Oversaw the integration of the Orogen acquisition, including foreign exchange hedging and taxation matters.	As a result of both his outstanding performance and Triple Flag's corporate performance in 2025, Mr. Bari was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table. For 2026, Mr. Bari received an annual base salary increase to reflect the scope and responsibility of his role, acknowledge his continued strong performance, and help maintain his competitive position compared with our Peer Group.

Compensation Discussion and Analysis

Compensation Discussion and Analysis JAMES DENDLE, 40 ChiefOperatingOfficer Joined in May 2017. Mr. Dendle joined Triple Flag in 2017 after having advised the Company in a technical capacity since its inception. A resource geologist by training, with a multi-disciplinary technical background, Mr. Dendle heads corporate development. Prior to joining Triple Flag, he consulted for a wide range of mining com-panies, financial institutions and private equity groups, providing technical and financial evaluation exper-tise, primarily in base and precious metals, globally. Mr. Dendle holds a Bachelor of Science in Applied Geology (1st Class Honours) and a Master of Science in Mining Geology (Distinction) from the University of Exeter, Camborne School of Mines in the UK, and is a Chartered Geologist of the Geological Society of London. The following table summarizes Mr. Dendle’s individual performance in 2025 and related pay outcomes: 2025 Individual Performance Summary of Pay Outcomes Mr. Dendle: • Delivered both strategic and accretive transactions which resulted in growth of cash flow per share, net asset value per share, and attributable resources and reserves per share, including our royalty on the world-class Arthur project in Nevada through the acquisition of Orogen Royalties, a royalty on the Tres Quebradas lithium asset in Argentina, gold and silver streams on the Arcata and Azuca assets in Peru, an additional royalty on the Johnson Camp Mine copper asset in Arizona and a royalty package on the Minera Florida gold asset in Chile. • Led comprehensive due diligence to inform both positive and negative investment decisions across multiple assets, commodities, operators and jurisdictions. • Developed a robust and actionable deal pipeline for 2025 and beyond, consistent with Triple Flag’s external growth strategy. • Negotiated the successful resolution of a key portfolio initiative. Developed a successful approach for El Mochito, unlocking considerable future value. • Strategically expanded the team in key due diligence and portfolio monitoring areas, strengthening capacity and adding depth while retaining culture. • Led stakeholder engagement across the portfolio, expanding and strengthening Triple Flag’s relationship, access, and insights. Developed and rolled out new AI-based tools for portfolio monitoring. As a result of both his outstanding performance and Triple Flag’s corporate performance in 2025, Mr. Dendle has been awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table. For 2026, Mr. Dendle received an annual base salary increase to reflect the scope and responsibility of his role, acknowledge his continued strong performance, and help maintain his competitive position compared with our Peer Group. 3 8 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Compensation Discussion and Analysis C. WARRENBEIL, 45 Vice President & General Counsel Joined in January 2023. Mr. Beil joined Triple Flag in 2023 and is a skilled corporate and securities lawyer with extensive experi-ence in the mining and natural resource sectors. His expertise includes securities law, regulatory and stock exchange compliance, capital markets transactions, including mergers and acquisitions, public offerings, asset purchases, options and joint ventures, and stock exchange listings. Prior to joining Triple Flag, Mr. Beil served as General Counsel of Maverix Metals Inc., and prior to that was Vice President, Legal for two gold exploration companies. Mr. Beil began his career in private practice with the Vancouver office of Blake, Cassels & Graydon LLP. After leaving private practice, he served as the General Counsel to a pri-vate venture capital company focused on the mining and natural resource sectors. Mr. Beil holds a Juris Doctor from the University of Toronto and a Juris Doctor, with Honors, from Bond University on the Gold Coast of Australia. He is a practicing member of the Law Society of British Columbia and is a Trustee of The Foundation for Natural Resources and Energy Law, including acting as Co-Chair of the Foundation’s Finance Committee. The following table summarizes Mr. Beil’s individual performance in 2025 and related pay outcomes: 2025 Individual Performance Summary of Pay Outcomes Mr. Beil: • Successfully navigated and closed numerous complex legal matters, including negotiation, execution, closing and focused attention to various post-closing matters for the strategic and accretive transactions completed in 2025. • Provided legal support to the Corporate Development team from deal origination through due diligence, negotiation and closing of potential transactions. • Successfully assisted with and managed ongoing portfolio monitoring to reduce risk, improve cash flow visibility and optimize value for Triple Flag’s shareholders. • Provided exceptional stewardship of governance-related matters to support strong Board and shareholder oversight of Triple Flag’s strategic direction, including the implementation of its policies, programs and projects as well as the mitigation of key risks. As a result of both his outstanding performance and Triple Flag’s corporate performance in 2025, Mr. Beil was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table. For 2026, Mr. Beil received an annual base salary increase to reflect the scope and responsibility of his role, acknowledge his continued strong performance, and help maintain his competitive position compared with our Peer Group. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 3 9

Compensation Discussion and Analysis FRASER CUNNINGHAM, 42 Managing Director, Triple Flag International Ltd. Joined in July 2024. Mr. Cunningham is the Managing Director of Triple Flag International Ltd, based in Bermuda. Mr. Cunning-ham is responsible for the oversight and administration of the operations of Triple Flag International Ltd. An investment banker by training, Mr. Cunningham has over 15 years of experience as a Managing Direc-tor at both Scotiabank and Bank of America, working with a wide range of mining companies and private equity groups providing financial evaluation expertise on various M&A and capital market transactions, primarily in precious and base metals. Select transaction experience with Triple Flag includes the Com-pany’s 2021 initial public offering and 2020 acquisition of the flagship Northparkes gold and silver stream. Mr. Cunningham holds an Honours Bachelor of Arts with distinction from the Richard Ivey Business School at Western University and is a CFA charterholder. The following table summarizes Mr. Cunningham’s individual performance in 2025 and related pay outcomes: 2025 Individual Performance Summary of Pay Outcomes Mr. Cunningham: • Worked seamlessly with the Triple Flag team to significantly increase the group’s bandwidth to evaluate new opportunities and increase unique bilateral offers across numerous situations. • Spearheaded negotiations on multiple large-scale strategic transactions, and supported the closing of key transactions that delivered meaningful per-share cash flow and net asset value growth. • Provided guidance and experience on corporate acquisition(s) completed in 2025. • Completed comprehensive financial due diligence to inform key deal decisions across multiple situations, materially improving contract and stakeholder negotiations. • Integrated a wealth of new relationships that enabled Triple Flag to significantly enhance the 2026 pipeline and beyond, opening up new and unique opportunities. As a result of both his outstanding performance and Triple Flag’s corporate performance in 2025, Mr. Cunningham was awarded an above-target short-term incentive cash award and an at-target long-term incentive award as outlined in the Summary Compensation Table. For 2026, Mr. Cunningham received an annual base salary increase to reflect the scope and responsibility of his role, acknowledge his continued strong performance, and help maintain his competitive position compared with our Peer Group. 2025 SUMMARY AND FINANCIAL PERFORMANCE HIGHLIGHTS 2025 was another year of growth for Triple Flag, marked by a ninth consecutive year of record GEOs. Triple Flag achieved the upper half of GEOs sales guidance for 2025 with 113,237 GEOs versus the prior year record of 112,623 GEOs, driving an approximately 45% year-over-year increase in operating cash flow per share. Triple Flag completed acquisitions, made new investments, continued to be actively engaged in developing and reviewing opportunities, submitting proposals, conducting due diligence and actively managing the existing portfolio. We ended the year with net cash of $71 million and availability under our credit facility of $700 million (with an additional $300 million accordion available). Please refer to the Manage-ment’s Discussion & Analysis section of our 2025 Annual Report for further information on our financial performance. 4 0 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Compensation Discussion and Analysis Financial highlights for 2025 include the following: ADJUSTED EBITDA1 48% $325.0 million, from $220.2 million in 2024 1 Adjusted EBITDA and Free Cash Flow as presented above are non-IFRS financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-IFRS measure to the most directly comparable IFRS measure, see the ‘‘Non-IFRS Financial Performance Measures’’ section included in the Management’s Discussion & Analysis of the Company’s 2025 Annual Report, which is available on our SEDAR+ profile at www.sedarplus.ca, and which disclosures are incorporated by reference herein. REVENUE 44% $388.7 million, from $269.0 million in 2024 OPERATING CASH FLOW 47% $312.8 million, from $213.5 million in 2024 GEOs (’000s) 1% 113.2 ounces, from 112.6 ounces in 2024 REVENUE (US$M) GEOS (’000s) OPERATING CASH FLOW AND FREE CASH FLOW1 (US$M) 0 50 100 150 200 250 300 350 2021 2022 2023 2024 2025 $150 $152 $204 $269 $389 0 15 30 45 60 75 90 105 83.6 84.6 105.1 112.6 113.2 2021 2022 2023 2024 2025 0 50 100 150 200 250 300 2021 2022 2023 2024 2025 $120 $118 $154 $214 $313 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 4 1

Compensation Discussion and Analysis 2025 EXECUTIVE PAY FOR PERFORMANCE From the start of our journey in 2016, Triple Flag has been built around a small, high-functioning executive team that has generated sector-lead-ing growth. Our executive compensation program provides market competitive pay opportunities with the ability to earn compensation above or below market based on an assessment of company and individual performance. The program supports our philosophy of targeting top talent, aimed at being a high-quality precious metals streaming and royalty company. We demonstrate our pay-for-performance culture through the construc-tion of our short-term and long-term incentive programs and our pay policies and practices as outlined on page 47. Our executive compensa-tion program aligns the interests of our executive officers with those of our shareholders by tying a significant portion of compensation directly to the long-term value and growth of our business. Our short-term incentives for 2025 were based on a balanced scorecard comprised of two primary metric categories: Corporate Performance and Corporate Strength and Capability. Management reviews and discusses the performance of each value driver with the Compensation & Talent Committee. The Compensa-tion & Talent Committee assesses each category of the scorecard and approves the performance factors. The Compensation & Talent Com-mittee evaluates performance and recommends to the Board compen-sation for the CEO, and in consultation with the CEO, compensation for the other NEOs. The long-term incentives are comprised of 50% PSUs and 50% RSUs. PSUs provide a strong link to long-term value creation. PSUs granted in 2025 vest based on Triple Flag’s Total Shareholder Return (‘‘TSR’’) over a three-year period relative to that of a predetermined peer group of streaming and royalty companies, gold and silver producers, gold indi-ces and Exchange-Traded Funds (‘‘ETFs’’). We are confident our pay program supports our pay-for-performance culture and motivates our executive team to achieve our strategic busi-ness and financial objectives. ADVISORY VOTE ON COMPENSATION At our 2025 annual general meeting of shareholders, the Company held an advisory vote on the Company’s approach to executive com-pensation (‘‘say on pay’’). At that meeting, 99.42% of the votes cast on the advisory proposal supported our executive compensation program. The Compensation & Talent Committee considered the advisory vote results and, in addition to other considerations, determined that no significant changes to our compensation policies and programs were necessary. The Compensation & Talent Committee will consider the results of future advisory votes in evaluating subsequent changes to our executive compensation policies and programs. 4 2 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 43

PAY POLICIES AND PRACTICES

The Company employs the following best pay practices that reflect its compensation philosophy:

What We Do	What We Don't Do
√ Link executive pay to Company performance through our annual short-term and long-term incentive plans	X Provide single-trigger change-in-control provisions
√ Balance among short-term and long-term incentives, cash and equity and fixed and variable pay	X Guarantee annual increases in compensation or grants of incentive awards
√ Compare executive compensation and Company performance to relevant peer group companies	X Reprice underwater stock options
√ Provide shareholders an annual advisory vote on compensation (say on pay)	X Provide tax gross ups
√ Require executives to meet minimum share ownership requirements	X Adopt pay policies or practices that pose material adverse risk to the Company
√ Maintain a compensation recovery (clawback) policy to recapture unearned incentive pay	X Guarantee minimum payouts ($0 payout is possible) under our short-term incentive plan
√ Have thresholds and maximums on our short-term incentive plan	X Allow employees, executives or directors to hedge

PAY MIX

Executive pay includes a mix of fixed compensation (base salary and benefits) and variable pay (short-term and long-term incentives) that is based on meeting a combination of short-term and long-term goals. A significant portion of executive pay is "variable" or based on meeting performance goals to align executive pay with the long-term goals of the Company. The following charts demonstrate the 2025 target pay mix and the 2025 actual pay mix for the CEO and CFO and the average mix of the other NEOs as a group.

Target


Target VARIABLE pay: 79%
Chief Executive Officer
21% salary
25% bonus
27% RSUs
27% PSUs
Target VARIABLE pay: 75%
Chief Financial Officer
25% salary
23% bonus
26% RSUs
26% PSUs
Target VARIABLE pay: 73%
Average of Other Named Executives
27% salary
23% bonus
25% RSUs
25% PSUs
base
short-term
mid-term
long-term

Actual


Actual VARIABLE pay: 82%
Chief Executive Officer
18% salary
36% bonus
23% RSUs
23% PSUs
Actual VARIABLE pay: 78%
Chief Financial Officer
22% salary
34% bonus
22% RSUs
22% PSUs
Actual VARIABLE pay: 76%
Average of Other Named Executives
24% salary
34% bonus
21% RSUs
21% PSUs
base
short-term
mid-term
long-term

Compensation Discussion and Analysis

Compensation Discussion and Analysis COMPENSATION-SETTING PROCESS During 2025, the Compensation & Talent Committee was responsible for assisting the Board in fulfilling its governance and supervisory responsibilities, and overseeing our human resources, succession plan-ning and compensation policies, processes and practices. The Compen-sation & Talent Committee was also responsible for ensuring that our compensation policies and practices provided an appropriate balance of risk and reward. The Compensation & Talent Committee has a written charter setting out its duties and responsibilities. Our Compensation & Talent Commit-tee’s oversight in 2025 included reviewing objectives, evaluating per-formance and ensuring that total compensation paid to our executive officers, and various other key officers, is fair, reasonable and consistent with the objectives and philosophy of our compensation programs. Our CEO made recommendations to the Compensation & Talent Com-mittee with respect to 2025 compensation for each of the other NEOs and key officers. The Compensation & Talent Committee thoroughly reviewed and approved the compensation for the CEO and other NEOs. .. PEER GROUP BENCHMARKING In setting executive compensation, the Compensation & Talent Com-mittee considered compensation programs in relevant sectors of the mining industry and the compensation programs of our competitors. The Committee benchmarked NEO pay with specific peer groups for the purpose of setting levels of compensation, evaluating relative per-formance and analyzing other aspects of compensation. In 2025, the Compensation & Talent Committee engaged an independ-ent compensation consultant, Meridian Compensation Partners Inc. (‘‘Meridian’’) to evaluate the Company’s executive compensation pro-gram against market practice. Prior to the engagement of Meridian, the Compensation & Talent Committee had engaged Mercer (Canada) Ltd. (‘‘Mercer’’) as its independent compensation advisor. The Compensation & Talent Committee considered market information provided by Meridian on base salaries, STI and LTI plan designs based on public disclosure of the peer companies listed in the table below, and specifically the five streaming & royalty peer companies. The Compen-sation & Talent Committee targeted base salaries within a competitive range of the median of the Peer Group and considered the Peer Group information in determining STI and LTI targets for fiscal 2025. The Peer Group is also referenced for guidance when contemplating the total cash and total direct compensation of our executives. Triple Flag subscribes to a pay-for-performance system that looks to peers when setting targets for incentive compensation but ultimately applies the results from its corporate and personal objectives to reward exceptional performance when exceptional results are achieved. Triple Flag engages a twice-per-annum performance review process to help guide performance and align objectives across the organization. 4 4 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 45

Peer Group

Meridian reviewed the Board-approved peer group of 18 publicly traded mining companies to confirm that it remained size appropriate and industry relevant. The Peer Group includes the five largest streaming & royalty companies, which are most closely aligned to Triple Flag in terms of business strategy and the fundamental market in which we compete. The Peer Group also includes mining companies. While not an exact fit from an operational perspective, the mining companies are in the same industry and experience the same commodity cycles as Triple Flag. The companies listed below were selected for their size, structure and gold/silver focus.

Compensation Peer Group

Streaming & Royalty	Mining
Wheaton Precious Metals Corp.	Fortuna Mining Corp.
Franco-Nevada Corporation	IAMGOLD Corporation
Royal Gold, Inc.	New Gold Inc.
OR Royalties Inc.	Silvercorp Metals Inc.
Sandstorm Gold Ltd.	SSR Mining Inc.
	Torex Gold Resources Inc
	Wesdome Gold Mines Ltd.

	Market Capitalization[1]	Revenue[2]	Adjusted EBITDA[2]	Assets[2]
NYSE:TFPM	$ 6,871	$ 389	$ 325	$ 2,113
75th Percentile	$ 11,820	$ 1,673	$ 1,013	$ 6,631
50th Percentile	$ 6,769	$ 1,132	$ 568	$ 2,697
25th Percentile	$ 4,094	$ 588	$ 405	$ 1,977
TFPM Percentile[3]	54%	21%	21%	29%

Source: Capital IQ

[1] At period ended December 31, 2025.

[2] Reflects 12-month trailing revenue, Adjusted EBITDA and most recent total assets as at December 31, 2025. Adjusted EBITDA is a non-IFRS financial measure. See "Non-IFRS Financial Measures" below.

[3] Includes Triple Flag in calculation of percentiles.

Compensation Discussion and Analysis

Compensation Discussion and Analysis Independent Advice Meridian is the independent compensation advisor to the Compensa-tion & Talent Committee. Meridian reports directly and exclusively to the Compensation & Talent Committee. The Compensation & Talent Committee considers Meridian’s recommendations, but its decisions are its own responsibility. In 2025, Meridian’s consulting arrangement with the Compensation & Talent Committee as outlined above is its sole engagement with the Company, and Meridian performs no other services and does not earn any other fees from Triple Flag. The Compen-sation & Talent Committee pre-approved the budget for services to be performed by Meridian so that management may pay for services ren-dered within the scope of work. Compensation & Talent Committee advisor’s mandate in 2025 included: • preparing information about market, governance and other trends; • preparing benchmark market data for executive officer compen-sation; • providing guidance in establishing and reviewing a relevant peer group for benchmarking director and officer compensation; • assessing the competitiveness of our compensation; • revising the risks associated with the Company’s compensation programs • reviewing the Compensation Discussion & Analysis; and • attending each meeting of the Compensation & Talent Committee, including an in-camera portion at each meeting. Meridian was paid the following fees for professional services in 2024 and 2025: Meridian 2025 fees Meridian 2024 fees1,2 Executive compensation-related fees $ 135,914 $ 81,938 All other fees – – 1 Meridian fees are incurred and paid in C$ and converted to US$ for reporting purposes using the Bank of Canada daily average exchange rate for 2024 and 2025, being C$1.3698=US$1.00 for 2024 and C$1.3978=US$1.00 for 2025. 2 In 2024, the Company paid $35,694 in executive compensation-related fees to Mercer. 4 6 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Compensation Discussion and Analysis COMPONENTS OF COMPENSATION The compensation of our executive officers includes three main components: (i) base salary; (ii) short-term incentives, consisting of an annual cash bonus; and (iii) long-term equity incentives, consisting of PSUs and RSUs granted under the Company’s equity incentive plan (the ‘‘Omnibus Plan’’). The Omnibus Plan also permits the granting of stock options, of which none were granted in 2025. PSUs were added to the Omnibus Plan in 2024 to incentivize our executive officers as a reasonable history of performance had been established to support the assessment of specific performance metrics. Perquisites and benefits are not a significant element of compensation for our executive officers. The Company does not currently offer a pension plan. Compensation Element Objective Key Features Base salary Provide a fixed level of cash compensation for performing day-to-day responsibilities Reflects the executive’s experience and responsibility, market competitiveness and internal/external equity Targeted at the median to top quartile of the peer group with adjustments for individual performance Annual Cash Bonuses under our Short-term Incentive Plan Reward short-term financial, operational and individual performance Each NEO has a target bonus (% of base salary) with a maximum opportunity – payouts range from zero to maximum depending on the position and target level Awarded annually, paid in Q1 of the following year In 2025, the STI plan was based on a framework of quantitative and qualitative measures of corporate and individual performance There are two primary categories: i) Corporate Performance, and ii) Corporate Strength & Capability Awards under our Long-term Incentive Plan Align management interests with those of shareholders, encourage retention and reward long-term Company performance LTI awards are generally granted once per year and governed by the Omnibus Plan PSUs (weighted 50%) cliff vest in full on the third anniversary of their grant date depending on the relative TSR compared against a pre-determined peer group RSUs (weighted 50%) vest pro rata, one-third each year, in cash (less applicable with-holding taxes) Benefits Support the health and well-being of our management employees Group benefit plan provides for health, life and disability insurance coverage, in addition to a Health Care Spending Account Executives participate in partially funded annual executive medical examinations through Medcan We do not offer pensions, post-employment or other retiree benefits Perquisites Maintain professional designations A very limited number of personal benefits including reimbursement for professional dues TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 4 7

48 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

BASE SALARIES

Base salary is provided as a fixed source of compensation for our executive officers. Base salaries are determined on an individual basis considering the scope of the executive officer's responsibilities, prior experience and position relative to relevant peers in the market. Base salaries are targeted within a competitive range of the Peer Group median, are reviewed annually and may be increased, if warranted or necessary to maintain market competitiveness. Base salaries can also be adjusted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer's role or responsibilities.

NEO SALARY LEVELS

	Annual Salary[1]			
Executive		**2024**		**2025**
Sheldon Vanderkooy,[3] Chief Executive Officer	$	421,600	$	536,557
Eban Bari,[3] Chief Financial Officer	$	286,656	$	321,934
James Dendle,[3] Chief Operating Officer	$	385,114	$	429,246
C. Warren Beil, Vice President & General Counsel	$	270,264	$	279,010
Fraser Cunningham[2], Managing Director, Triple Flag International Ltd.	$	275,000	$	300,000

1 Annual salaries for all the NEOs except for Fraser Cunningham are determined and paid in CAD and converted to USD for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into USD of salary is the Bank of Canada daily average rate for 2025, being C$1.3978=US$1.00.

2 Mr. Cunningham is the Managing Director of Triple Flag International Ltd., based in Bermuda, joining in July 2024. The information presented in this table is indicative of Mr. Cunningham's salary for fiscal 2024 and is not pro-rated based on this joining date.

3 Messrs. Vanderkooy, Bari and Dendle were promoted to Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, effective September 26, 2024. The amounts presented in this table reflect their actual salaries earned during fiscal 2024, and do not represent their full-year salaries at the post-promotion rates..

SHORT-TERM INCENTIVE PLAN

For 2025, the STI plan was designed to incentivize executives, including the NEOs, to meet growth, financial and operational objectives, while delivering strong corporate governance and ESG performance. The Compensation & Talent Committee is responsible for approving the plan design objectives as set at the start of the year and awards based on year-end results, following recommendations from the CEO.

The STI plan target award levels for 2025 were set as a percentage of each executive officer's base salary. The targets varied, based on the executive's position, ranging from 75–115% of base salary. If maximum performance, as set out in the annual metrics approved by the Compensation & Talent Committee at the beginning of the year, is achieved or exceeded, STI awards would pay out at the maximum payout opportunity of 200% of target, which varies depending on the executive's position. Likewise, if threshold Company and individual performance is not achieved, the STI award may be $0.

Meridian provided market information on the STI plan designs of five Streaming & Royalty peer companies that the Compensation & Talent Committee considered in determining STI awards for fiscal 2025 (see "Peer Group Benchmarking"). Meridian's review included market information on STI targets and maximums, corporate performance metrics and weightings, the role of individual performance and overall approach (i.e., formulaic or discretionary).

Compensation Discussion and Analysis

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR | 49

The STI award target for 2025 was set as a percentage of each NEO's base salary as follows:

NEO	Annual Target (%)	Annual Target ($)	Maximum	Actual[1] ($)
Sheldon Vanderkooy	115%	617,041	2x	1,031,230
Eban Bari	90%	289,741	2x	484,230
James Dendle	100%	429,246	2x	717,377
C. Warren Beil	75%	209,257	2x	349,721
Fraser Cunningham	75%	225,000	2x	376,031

[1] STI awards for all NEOs except for Fraser Cunningham are determined and paid in CAD and converted to USD for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into USD of salary is the Bank of Canada daily average rate for the relevant year, being C$1.3978=US$1.00 for 2025. Mr. Cunningham's STI award was paid in USD.

Refer to the table on page 52 for an explanation of the 2025 short-term incentive (actual) determination.

The STI plan is a performance-based annual incentive plan that is designed to motivate our executive officers to meet our strategic business and financial objectives, more specifically our annual financial and operational performance targets.

Individual annual incentive payouts will be higher or lower than the target amount depending on the level of achievement of the applicable performance targets and evaluation of individual contributions. In 2025, we used a framework approach to set both quantitative and qualitative targets at the start of the year against which we measured our performance at the end of the year. The Compensation & Talent Committee reviews the outcome of the framework and can apply judgment, either positively or negatively, where results are affected by extraordinary circumstances (positive or negative) or factors outside the control of management. The Compensation & Talent Committee maintained a weighting of 75% Company performance and 25% Individual performance as the basis for all NEO annual incentives, including those of the CEO.

In designing the STI plan framework for fiscal 2025, the Compensation & Talent Committee, in consultation with and under guidance from Meridian, considered the general principles for effective incentive plan design, which include:

- Create alignment with the business strategy
- Motivate executives and other employees to drive organizational performance by:
  - Providing a competitive/meaningful reward opportunity
  - Focusing on performance measures that executives can directly influence
  - Setting realistically achievable target goals and meaningful stretch goals
- Reflect the Company's risk posture by aligning payment horizons with risk horizons, and avoiding design features that may drive executives to take undue risks to earn rewards
- Produce reasonable and defensible pay and performance outcomes
- Simple to communicate, understand and implement

2025 Short-term Incentive Plan Framework

- The Compensation & Talent Committee approved the following framework and set objectives aligned to our Company strategy for 2025. The Compensation & Talent Committee also reviewed and approved the personal objectives of the management team that support the achievement of the Company's objectives and align with the strategy.
- The STI framework allows a degree of flexibility to adjust the weightings and objectives annually if deemed appropriate by the Compensation & Talent Committee in order to ensure alignment while maintaining consistency across the framework.
- The 2025 STI awards were approved by the Compensation & Talent Committee in recognition of Triple Flag's overall success in the year, as determined based on the framework set forth below. The Compensation & Talent Committee determined that overall performance against the Corporate measures set out in the framework below was achieved at 169.5% of target, which was weighted 75% for each NEO's short-term incentive. After factoring in individual performance (weighted 25%) NEO STIs as percentage of salary were as follows: Sheldon Vanderkooy: 167%; Eban Bari: 167%; James Dendle: 167%; Fraser Cunningham: 167% and C. Warren Beil: 167%. See pages 36–40 for a discussion of each NEO's individual performance in 2025.

Compensation Discussion and Analysis

Compensation Discussion and Analysis SHORT-TERM INCENTIVE AWARD FRAMEWORK RESULTS Value Driver Weight Description 2025 Objectives Outcomes Result Corporate Performance 70% Growth in value through deals and organically • Deal origination, evalua-tion and execution • Performance of existing portfolio • Outperform peers and benchmarks • Astute capital allocation • Perform against guidance • Deployed over $350M in 2025 into strategic and accretive transactions • Completed the acquisition of Orogen Royalties, adding the cornerstone Arthur royalty to the portfolio • Closed four additional accretive transactions, namely the Johnson Camp Mine royalty, the Tres Quebradas royalty, the Arcata and Azuca streams, and the Minera Florida royalties • Top share price performance on the NYSE amongst the senior and intermediate royalty and streaming companies in 2025 • Ranked 10th of peer set on year-over-year TSR performance • Achieved upper half of 2025 GEOs guidance range, representing Triple Flag’s ninth consecutive year of GEOs growth. • Delivered record operating cash flow per share, representing year-over-year growth of approximately 45% in 2025 Exceeds 5 0 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Compensation Discussion and Analysis Value Driver Weight Description 2025 Objectives Outcomes Result Corporate Strength & Capability 30% Portfolio and stakeholder management • Effective risk manage-ment and strong control environment • Active portfolio engage-ment and expand relationships • Strong and flexible balance sheet management • Manage portfolio sustainability profile • Engage in effective due diligence • Implemented a robust portfolio management program to provide a stronger understanding and insight into long-term plans, opportunities and risk, while strengthening our relationship • Implemented an enhanced contract compliance initiative • Successfully completed cyber penetration testing • Extensive due diligence completed on all acquisitions, including the Orogen Royalties corporation transaction • FTSE Small Cap Index and FTSE All Cap Index inclusion in September 2025 • Credit Facility increase from $700M to $1B (including an accordion feature), with improved terms, as well as a reduction in pricing, charges and fees • Net cash balance at year-end 2025 of over $70M despite significant capital deployed • Opportunistically repurchased nearly 520K shares under our NCIB at an average price of US$17.76 • Delivered the fourth consecutive annual increase of the quarterly dividend since Triple Flag’s IPO of approximately 5% • Substantial due diligence completed on all potential assets that were reviewed for investment in 2025 to identify and understand material ESG risks and opportunities • Significant collaboration with assets and partners to enhance the impact and visibility of our community investment program and align with partner and community priorities • Maintained ESG leadership among peers, consistent with best practice across the streaming & royalty sector Exceeds TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 5 1

Compensation Discussion and Analysis LONG-TERM EQUITY INCENTIVE PLANS Equity awards are granted under the Company’s Omnibus Plan and may be in the form of PSUs, RSUs and stock options (collectively, ‘‘Awards’’). In 2025, the Board established target long-term incentive award levels for each NEO with reference to applicable benchmarks and performance objectives, as set forth in the table below. NEO Target (% of base salary) Target ($) Sheldon Vanderkooy 250% $ 1,341,394 Eban Bari 200% $ 643,869 James Dendle 200% $ 858,492 C. Warren Beil 160% $ 432,422 Fraser Cunningham 200% $ 550,000 In 2025, the Company granted PSUs and RSUs to each of the NEOs under the Omnibus Plan. The grants were based on each NEO’s long-term incentive target (set forth in the table above) and weighted 50% in PSUs and 50% in RSUs. 2026 SHORT-TERM INCENTIVE PLAN The Compensation & Talent Committee has approved the following framework and set objectives aligned with the Company’s strategy for 2026. The Compensation & Talent Committee has also reviewed and approved the individual objectives of the management team that supports the achievement of the Company’s objectives and aligns with our strategy. This year we are focusing our efforts on growing value and have aligned our STI framework accordingly. The framework for 2026 will consist of two primary categories: 1) Corporate Performance and 2) Corporate Strength and Capability. 2026 SHORT-TERM INCENTIVE AWARD FRAMEWORK TO GROW VALUE Value Driver Weight Description 2026 Objectives Corporate Performance 75% Growth in value through deals and organically • Deal origination, evaluation and execution • Performance of existing portfolio • Outperform peers and benchmarks • Astute capital allocation • Perform against guidance Corporate Strength & Capability 25% Portfolio and stakeholder management • Effective risk management and strong control environment • Active portfolio engagement and expand relationships • Strong and flexible balance sheet management • Manage portfolio sustainability profile • Engage in effective due diligence 5 2 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR | 53

The following table shows the number of PSUs and RSUs granted to the NEOs in 2025:

NEO	Number of RSUs	Grant Date Value of RSUs	Number of PSUs	Grant Date Value of PSUs	Total Grant Date Value
Sheldon Vanderkooy	39,195	$ 664,536	39,195	$ 664,536	$ 1,329,072
Eban Bari	18,813	$ 318,967	18,814	$ 318,984	$ 637,951
James Dendle	25,084	$ 425,289	25,085	$ 425,306	$ 850,595
C. Warren Beil	12,635	$ 214,221	12,635	$ 214,221	$ 428,442
Fraser Cunningham	16,219	$ 274,987	16,220	$ 275,004	$ 549,991

PSUs

PSUs fully vest three years from the date of their grant based on meeting certain performance goals (which performance goals are measured over a three-year performance period). Subject to meeting the performance goals, the PSUs are paid out in cash on the third anniversary of their grant (less applicable withholding taxes).

The performance-related vesting condition for 2025 is based solely on TSR relative to the following four categories of peers: streaming & royalties, gold producers, silver producers, and gold indices & ETFs. For 2025, these are Wheaton Precious Metals Corp., Royal Gold Inc., Franco-Nevada Corporation, OR Royalties Inc., VanEck ETF Trust-Junior Gold Miners ETF, VanEck ETF Trust-VanEck Gold Miners ETF, SPDR Gold Trust, iShares Silver Trust, Eldorado Gold Corporation, SSR Mining Inc., Kinross Gold Corporation, Alamos Gold Inc., B2Gold Corp., Equinox Gold Corp., Coeur Mining, Inc., First Majestic Silver Corp., Hecla Mining Company and Fortuna Silver Mines Inc.

The 2026 PSUs will vest based two-thirds on TSR relative to the same four categories of peers and one-third based on a three-year cumulative net asset value metric, set on the basis that target performance will be challenging, but achievable with significant effort.

RSUs

RSUs granted in 2024 and 2025 vest one third each year and RSUs granted prior to 2024 vest as to 100% on the third anniversary of their grant. The terms and conditions of grants of RSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to the awards, are set out in the participant's grant agreement.

Dividend Share Units

When dividends (other than stock dividends) are paid on Common Shares, additional share units (**"Dividend Share Units"**) will be automatically credited to each participant who holds RSUs or PSUs on the record date for such dividends. The number of Dividend Share Units to be credited to a participant is equal to the aggregate number of RSUs or PSUs held by the participant on the relevant record date multiplied by the amount of the dividend paid by the Company on each Common Share, divided by the market value of the Common Shares on the dividend payment date. Dividend Share Units are in the form of RSUs or PSUs, as applicable. Dividend Share Units credited to a participant are subject to the same vesting conditions applicable to the related RSUs or PSUs.

Stock Options

The exercise price for stock options is determined by our Board and will be the higher of the fair market value of a Common Share as of the grant date or the volume-weighted average trading price of the Common Shares on the NYSE on the five trading days immediately prior to the applicable date on which the stock option is granted. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved and communicated to the employee. Stock options vest equally over three years and have a seven-year expiry. Generally, one-third of the stock options vest on each of the first three anniversaries of the grant date.

Stock options must be exercised within a period fixed by our Board that may not exceed seven years from the date of grant, provided that if the expiry date falls during a blackout period, the expiry date will be automatically extended until 10 business days after the end of the blackout period. The Omnibus Plan also provides for earlier expiration of stock options upon the occurrence of certain events, including the termination of a participant's employment.

To facilitate the payment of the exercise price of the stock options, the Omnibus Plan has a cashless exercise feature (with a full deduction from the number of Common Shares available for issuance under the Omnibus Plan). The cashless exercise feature permits a participant (or his or her personal legal representative in the event of a participant's death) to receive (i) an amount in cash equal to the cash proceeds realized upon the sale of the Common Shares underlying the stock options by a securities dealer in the capital markets, less the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, (ii) an aggregate number of Common Shares that is equal to the number of Common Shares underlying the stock options, minus the number of Common Shares sold by a securities dealer in the capital markets as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer, or (iii) a combination of (i) and (ii). In addition, in 2024, Triple Flag introduced a net settlement feature to its Omnibus Plan, which permits holders of vested Stock Options to elect to receive a number of Common Shares in settlement of such vested Stock Options that is equal to the number of Common Shares with an aggregate market value equivalent to (i) the aggregate market value of the Common Shares underlying the vested Stock Options, minus (ii) the aggregate exercise price of the vested Stock Options, and minus (iii) any applicable withholding taxes.

Compensation Discussion and Analysis

Compensation Discussion and Analysis Administration and Eligibility The Omnibus Plan is administered by our Board, provided that the Board may, at its discretion, delegate its administrative powers under the Omnibus Plan to the Compensation & Talent Committee. Employ-ees and consultants of the Company and its designated affiliates are eligible to participate in the Omnibus Plan. Non-employee directors are not eligible to participate in the Omnibus Plan. Common Shares Subject to the Omnibus Plan and Participation Limits The maximum number of Common Shares available for issuance under the Omnibus Plan is 5% of the issued and outstanding Common Shares from time to time, provided that the maximum number of Common Shares that may be issued pursuant to RSUs and PSUs cannot exceed 4% of the issued and outstanding Common Shares from time to time. Common Shares underlying stock options that have been exercised or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Omnibus Plan. Common Shares underlying RSUs and PSUs that have been settled or disposed of or that have expired or terminated for any reason will become available for subsequent issuance under the Omnibus Plan. As a result, the Omnibus Plan is considered an evergreen plan pursuant to the rules of the TSX. The TSX requires that the approval of all unallo-cated awards under the Omnibus Plan be sought by the Company every three years from a majority of the votes cast by shareholders. The unallocated awards under the Omnibus Plan were last approved at our annual meeting of shareholders held on May 8, 2024. As at December 31, 2025, 400,633 RSUs, 294,587 PSUs and 1,134,697 Options had been granted under the Omnibus Plan, representing approximately 1% of the issued and outstanding Common Shares as of that date. As at December 31, 2025, 8,496,673 Common Shares remained available for future issuance under the Omnibus Plan, repre-senting approximately 4% of the issued and outstanding Common Shares as of that date. No more than 5% of the outstanding Common Shares may be issued under the Omnibus Plan or pursuant to any other security-based compensation arrangements of the Company to any one person. The number of Common Shares that may be (i) issued to insiders of the Company within any one-year period, or (ii) issuable to insiders of the Company at any time, in each case, under the Omnibus Plan alone, or when combined with all of the Company’s other security-based compensation arrangements, cannot exceed 10% of the outstanding Common Shares. 2026 Long-term Incentive Framework In 2024, Triple Flag introduced PSUs and removed Stock Options from the LTI award mix. PSUs will cliff vest after three years based on meet-ing certain performance goals over a three-year performance period, with the payout on the third anniversary, in cash (less applicable with-holding taxes). RSUs vest pro rata, one-third each year, in cash (again, less applicable withholding taxes). RSUs granted up to and including those awarded in 2023 will continue to cliff vest at the end of the three-year period. Additionally, as discussed above, Triple Flag introduced a net settlement feature in 2024 to reduce the overall dilution asso-ciated with Stock Options. Shareholder approval was not required for this amendment in accordance with the amendment provisions of the Omnibus Plan. The performance-related vesting condition, in the case of PSUs, will remain unchanged for the 2026 grant. Performance is measured rela-tive to TSR over a three-year period, generally until the end of the third calendar year from the date of the grant. TSR is relative to the following four categories of peer groups, with crossover between the compensa-tion peer benchmark group remaining unchanged from 2025: stream-ing & royalties, gold producers, silver producers and gold indices & ETFs. Maverix Legacy Stock Options In connection with the acquisition of Maverix Metals Inc. (‘‘Maverix’’), certain former members of Maverix’s management had their previously issued Maverix incentive stock options exchanged for replacement options under the terms and conditions of the Company’s Legacy Stock Option Plan (the ‘‘Legacy Plan’’). Options granted under the Legacy Plan are on the same terms and conditions as the previous option plan but have had their number and exercise price adjusted in the context of the Maverix Acquisition (based on the exchange ratio of 0.36). The replacement options under the Legacy Plan are fully vested and have their original applicable five-year term (being the original term of the Maverix options). As at December 31, 2025, there were 84,185 options outstanding under the Legacy Plan, representing less than 0.1% of the issued and outstanding Common Shares. The Legacy Plan is administered by our Board. The purpose of the Legacy Plan is to grant replacement options in Triple Flag to individuals who were previously granted stock options in Maverix, in accordance with the plan of arrangement that gave effect to the Maverix Acquisi-tion. No additional options may be granted under the Legacy Plan. 5 4 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 55

TERMINATION OF EMPLOYMENT AND SERVICES

Unless otherwise determined by our Board, upon an employee participant's termination of employment, all rights, title and interest in awards granted to the participant under the Omnibus Plan that are vested or unvested on the termination date will be handled according to the following table:

Termination Event	PSUs	RSUs	Stock Options
Voluntary Termination			
Resignation	Forfeit unvested	Forfeit unvested	• Forfeit unvested • 60 days to exercise vested
Death	If 12 or more months following grant date, vest based on performance to date; if less than 12 months following grant date, vest based on target performance	Accelerated vesting	• Accelerated vesting of unvested • 1 year to exercise vested
Retirement/Disability	Continued vesting over remaining vesting period	Continued vesting over remaining vesting period	Continued vesting over remaining vesting period
Involuntary Termination			
Not for Cause	If 18 or more months following grant date at termination date, vest based on performance to end of applicable severance period; if less than 18 months following grant date at termination date, forfeit unvested	Vest through applicable severance period, then forfeit thereafter	• Vest through applicable severance period, then forfeit thereafter • 90 days to exercise vested
For Cause	Forfeit unvested	Forfeit unvested	• Forfeit unvested • 30 days to exercise vested
Change of Control[1] & Termination/Good Reason (double-trigger)	If 12 or more months following grant date, vest based on performance to date; if less than 12 months following grant date, vest based on target performance	Accelerated vesting	• Accelerated vesting of unvested • 1 year to exercise vested

[1] Eligible if termination without cause or resignation for good reason occurs within 12 months following the change of control.

Unless otherwise determined by our Board, (i) if a consultant participant's service is terminated for cause, all awards held by the participant on the participant's termination date, whether vested or unvested, will automatically terminate and be of no further force or effect, and (ii) if a consultant participant's service is terminated for any other reason, (a) all unvested awards held by the participant on the participant's termination date will automatically terminate and be of no further force or effect, and (b) the consultant participant will have 60 days or such shorter period as is remaining in the term of the vested stock options to exercise any vested stock options.

CHANGE OF CONTROL

In the event of a change of control, the surviving, successor or acquiring entity may assume any outstanding awards or substitute similar awards for the outstanding awards, as applicable. If the surviving, successor or acquiring entity does not assume the outstanding awards or substitute similar awards for the outstanding awards, as applicable, or if the Board otherwise determines at its discretion, the Company will give written notice to all participants advising that the Omnibus Plan will be terminated effective immediately prior to the change of control and all stock options and RSUs (and related Dividend Share Units) and a specified number of PSUs (and related Dividend Share Units) will be deemed to be vested and, unless otherwise exercised, settled, forfeited or canceled prior to the termination of the Omnibus Plan, will expire or, with respect to PSUs and RSUs, be settled, immediately prior to the termination of the Omnibus Plan. The number of PSUs which will be deemed to be vested will be determined by the Board, at its sole discretion, having regard to the level of achievement of the applicable performance vesting conditions prior to the change of control.

In the event of a change of control, the Board has the power to: (i) make such other changes to the terms of the awards as it considers fair and appropriate in the circumstances, provided such changes are not adverse to the participants; (ii) otherwise modify the terms of the awards to assist the participants to tender into a takeover bid or other arrangement leading to a change of control, and thereafter; and (iii) terminate, conditionally or otherwise, the awards not exercised or settled, as applicable, following successful completion of such change of control. If the change of control is not completed within the specified time (as the same may be extended), the awards which vest will be returned by the Company to the participant and, if exercised or settled, as applicable, the Common Shares issued on such exercise or settlement will be reinstated as authorized, but unissued Common Shares and the original terms applicable to such awards will be reinstated.

Compensation Discussion and Analysis

Compensation Discussion and Analysis ADJUSTMENTS In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting Common Shares (collectively, ‘‘Adjustment Events’’), our Board will make such proportionate adjustments, if any, as it deems appropriate to reflect such change with respect to the number or kind of securities subject to outstanding awards, the exer-cise price of outstanding stock options and the number of PSUs or RSUs credited to a participant, in order to preserve proportionately the rights and obligations of the participants under the Omnibus Plan. AMENDMENT AND TERMINATION Our Board is able to amend, suspend or terminate the Omnibus Plan or any award, subject to applicable law and stock exchange rules that require the approval of shareholders or any governmental or regula-tory body, provided that no such action may be taken that materially adversely alters or impairs any rights of a participant under any award previously granted without the consent of such affected participant. Our Board is able to make certain amendments to the Omnibus Plan or to any award outstanding thereunder without seeking shareholder approval, including housekeeping amendments, amendments to comply with applicable law or stock exchange rules, amendments neces-sary to receive favorable treatment under applicable tax laws, amend-ments to reduce or restrict participation or amendments to the vesting, termination or early termination provisions of the Omnibus Plan. The following types of amendments will not be able to be made without obtaining shareholder approval: • increasing the number of Common Shares available for issuance under the Omnibus Plan; • increasing the length of the period after a blackout period during which stock options may be exercised; • causing the exercise price of a stock option to be below market value on the grant date; • permitting the introduction or reintroduction of non-employee directors as eligible participants on a discretionary basis or any amendment that increases the limits previously imposed on non-employee director participation; • removing or exceeding the insider participation limit specified under ‘‘Common Shares Subject to the Omnibus Plan and Partici-pation Limits’’; • reducing the exercise price of a stock option or allowing for the cancelation and reissuance of a stock option, which would be con-sidered a repricing under the rules of the TSX, except, in each case, pursuant to an Adjustment Event; • extending the expiry date of an award, except for an automatic extension of an award that expires during or shortly following a blackout period; • permitting awards to be transferred or assigned other than for normal estate settlement purposes; • deleting or reducing the range of amendments which require approval by shareholders under the amendment provision of the Omnibus Plan; and • any other amendment required to be approved by security holders under applicable law or the rules, regulations and policies of the TSX or any other stock exchange on which the Common Shares are listed. ASSIGNMENT Except as required by law, the rights of a participant under the Omnibus Plan are not transferable or assignable. BURN RATE The annual burn rate for each security-based compensation arrange-ment for the most recently completed financial year, expressed as a per-centage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table: Burn Rate 2025 (%) 2024 (%) 2023 (%) Number of PSUs, RSUs and Options granted / Weighted average number of Common Shares outstanding at year end 1% 1% 1% 5 6 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Compensation Discussion and Analysis EQUITY COMPENSATION PLAN INFORMATION The following table sets forth the securities of Triple Flag that are authorized for issuance under the Omnibus Plan as at the end of the Company’s most recently completed fiscal year. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights Weighted-average exercise price of outstanding options, warrants and rights Number of securities remaining available for future issuance under equity compensation plans Equity compensation plans approved by securityholders 1,218,882 US$13.23 per Common Share1 8,496,673 Equity compensation plans not approved by securityholders Nil Nil Nil Total2 1,218,882 US$13.23 per Common Share1 8,496,673 1 This reflects the average exercise price of outstanding stock options granted. RSUs and PSUs do not have an exercise price. 2 There are 84,185 stock options issued, outstanding and exercisable under the Legacy Plan. No additional options will be granted under the Legacy Plan. The Legacy Plan was implemented in connection with the Maverix Acquisition to grant replacement options in Triple Flag to individuals who were previously granted stock options in Maverix. Options granted under the Legacy Plan are on the same terms and conditions as the previous option plan but have had their number and exercise price adjusted in the context of the Maverix Acquisition (being on the basis of the exchange ratio of 0.36). BENEFIT PLANS The Company provides its executive officers, including the NEOs, with a health care spending account, life, long-term disability, health (includ-ing medical and prescription drug coverage) and travel insurance coverage on the same basis as other employees of the Company. The Company offers these benefits consistent with local market practice. The Company also requires its executive officers to undergo mandatory, partially funded executive medical examinations to ensure the health and well-being of our executives and the sustainability of the Company. RETIREMENT PLANS The Company does not currently set aside any amounts for pension or other retirement benefits. PERQUISITES The Company does not offer significant perquisites as part of its com-pensation program. RISK AND EXECUTIVE COMPENSATION In reviewing the Company’s compensation policies and practices each year, the Compensation & Talent Committee seeks to ensure the execu-tive compensation program provides an appropriate balance of risk and reward consistent with the risk profile of the Company. The Compensa-tion & Talent Committee evaluates performance and recommends to the Board the compensation for the CEO, and in consultation with the CEO, compensation for the other NEOs. In addition to our Insider Trad-ing and Anti-Hedging Policy discussed above, the key risk-mitigating practices that we have incorporated into our compensation program are discussed below. EXECUTIVE SHARE OWNERSHIP GUIDELINES The Company has established executive share ownership guidelines to align the interests of our NEOs with those of the Company’s shareholders and mitigate against the likelihood of undue risk-taking. The executive share ownership guidelines establish minimum equity ownership levels for our NEOs based on a multiple of their base salary and their level of seniority. NEOs are expected to meet the prescribed ownership levels within five years of the date of their appointment to an NEO position. The equity ownership interest may be satisfied through the value of (i) Common Shares, (ii) vested and unvested RSUs and (iii) such other equity-based incentives as determined by the Board from time to time, in each case, held directly or indirectly by the NEO. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 5 7

58 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

The following table shows the ownership guidelines for the NEOs and their ownership levels as at December 31, 2025, illustrated as multiples of base salary. An additional column has been added to illustrate the current ownership multiple, calculating only Common Shares held by each NEO:

Executive	Base Salary Multiple	Current Ownership Multiple[1]	Share Ownership Guidelines Achieved	Underlying Equity		Current Ownership Multiple – Common Shares Only[2]	Common Share Value	Salary[3]	Total Value
				Common Shares	RSUs				
Sheldon Vanderkooy, Chief Executive Officer	5x	**79.24**	√	1,203,000	79,861	74.30	$ 39,864,000	$ 536,557	$ 42,516,982
Eban Bari, Chief Financial Officer	2x	**19.90**	√	155,000	37,865	15.99	$ 5,149,100	$ 321,934	$ 6,406,975
James Dendle, Chief Operating Officer	2x	**38.90**	√	451,245	51,364	34.92	$ 14,990,359	$ 429,246	$ 16,698,212
C. Warren Beil Vice President & General Counsel	2x	**11.61**	√	20,037	77,507	2.39	$ 665,629	$ 279,010	$ 3,240,412
Fraser Cunningham Managing Director, Triple Flag International Ltd.	2x	**4.92**	√	–	44,429	–	–	$ 300,000	$ 1,475,931

1 The value of the ownership is calculated based on the closing price of a Common Share on the NYSE on December 31, 2025 of US$33.22, including both Common Shares and RSUs.

2 The value of the ownership is calculated based on the closing price of a Common Share on the NYSE on December 31, 2025 of US$33.22, including only Common Shares.

3 The rate used for currency exchange into USD is the Bank of Canada daily average rate for the relevant year, being C$1.3978=US$1.00 for 2025.

If an NEO has not achieved the minimum equity investment under the executive share ownership guidelines within the prescribed time allotment, at the time any stock options are being exercised, the NEO must continue to hold at least 50% or the lesser number of the Common Shares issuable upon the exercise as required to achieve the minimum equity ownership requirements, or in the event of the vesting of PSUs or RSUs, at least 50% or the lesser amount of the proceeds from the settlement of the awards must be applied to the purchase of Common Shares on the open market to achieve the minimum equity ownership requirements.

COMPENSATION RECOVERY POLICY

The Board has adopted an amended and restated compensation recovery policy, effective November 7, 2023, for the recoupment of incentive compensation in certain situations (the **"Clawback Policy"**). The Clawback Policy requires Triple Flag to recover certain cash or equity-based incentive compensation from executive officers in the event it is required to prepare an accounting restatement of its financial statements as the result of a correction of material error due to noncompliance with any financial reporting requirement under U.S. federal securities laws, including any required accounting restatement to correct a material error in previously issued financial statements, or that would result in a material misstatement if the error were corrected or left uncorrected in the current period.

The Clawback Policy will apply to the pre-tax amount of erroneously awarded cash or equity-based incentive compensation that is based wholly or in part on the attainment of a company financial reporting measure (including the stock price or total shareholder return). Therefore, the Clawback Policy will seek the recovery of the pre-tax amount of equity-based incentive compensation received by executive officers in excess of what would otherwise have been received if the compensation had been determined based on the restated financial measure. Such compensation is subject to the Clawback Policy regardless of whether there has been any formal adjudication of wrongdoing (such as in connection with a shareholder lawsuit or SEC enforcement action) and whether the executive officers had knowledge of or direct involvement in the error that led to an accounting restatement. As disclosed above, the Clawback Policy will apply to both restatements that are required to correct a material error in previously issued financial statements (referred to colloquially as a Big R Restatement) and restatements that are required in the current period only to avoid a material misstatement from either the uncorrected or corrected error (so-called Little r Restatements). The Clawback Policy also applies to former executive officers who served at any time during the applicable performance period. The requirement to recover equity-based incentive compensation under the Clawback Policy is subject to certain impracticality exceptions, the application of which is subject to confirmation by Triple Flag's Compensation & Talent Committee.

Compensation Discussion and Analysis

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 59

Performance Graph

The following graph compares the yearly cumulative total shareholder return on a C$100 investment in the Company's Common Shares against the cumulative total shareholder return of the S&P/TSX Composite and the S&P/TSX Global Mining Indices from the period beginning May 20, 2021 (the date of our IPO) and ending December 31, 2025. It assumes reinvestment of all dividends during the covered period.

Total annual compensation for all of our NEOs over the same period increased by 24% and is aligned with the experience of our shareholders of 210.5%, as illustrated in the accompanying graph.

Cumulative Value of a C$100 Investment


(C$)
$350.0
$300.0
$250.0
$200.0
$150.0
$100.0
$50.0
$0.0
IPO
2021
2022
2023
2024
2025
Triple Flag Precious Metals Corp.
S&P/TSX Composite Index
S&P/TSX Global Mining Index

All amounts are in C$		May 20, 2021		December 31, 2021		December 31, 2022		December 31, 2023		December 31, 2024		December 31, 2025
Triple Flag Precious Metals Corp.	$	100.0	$	97.8	$	122.8	$	117.3	$	145.6	$	310.5
S&P/TSX Composite Index	$	100.0	$	110.5	$	104.1	$	116.4	$	141.7	$	186.6
S&P/TSX Global Mining Index	$	100.0	$	94.7	$	104.6	$	112.5	$	117.7	$	219.4

Compensation Discussion and Analysis

60 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

SUMMARY COMPENSATION TABLE

The following table sets out information concerning the fiscal 2025 compensation earned by, paid to or awarded to the NEOs, denoted in USD.

Name	Year	Base Salary[1] ($)	Share-based Awards[2] ($)	Option-based Awards[2] ($)	Annual Incentive Plans ($)	Long-term Incentive Plans ($)	All Other Compensation[3] ($)	Total ($)
Sheldon Vanderkooy	2025	536,557	1,341,394	–	1,031,230	–	–	2,909,181
Chief Executive Officer[6]	2024	431,672	908,892	–	663,065	–	–	2,003,628
	2023	383,419	132,176	528,705	546,736	–	–	1,591,036
Eban Bari	2025	321,934	643,869	–	484,230	–	–	1,450,033
Chief Financial Officer[6]	2024	293,065	542,050	–	368,303	–	–	1,203,418
	2023	275,061	50,487	201,947	330,293	–	–	857,789
James Dendle	2025	429,246	858,492	–	717,377	–	–	2,005,115
Chief Operating Officer[6]	2024	393,691	730,399	–	572,664	–	–	1,696,753
	2023	370,638	75,995	303,981	492,355	–	–	1,242,970
C. Warren Beil[4]	2025	279,010	432,422	–	349,721	–	–	1,061,154
Vice President &	2024	275,788	399,693	–	314,502	–	–	989,984
General Counsel	2023	256,215	702,155	–	304,437			1,262,807
Fraser Cunningham	2025	300,000	550,000	–	376,031	–	120,000	1,346,031
Managing Director	2024[5]	137,500	438,020	–	165,245	–	60,000	808,169
Triple Flag International Ltd.	2023	–	–	–	–	–	–	–

[1] Compensation in respect of all the NEOs (except for Mr. Cunningham) is determined and paid in CAD and converted to USD for reporting purposes using the Bank of Canada daily average exchange rate. The rate used for currency exchange into USD is the Bank of Canada daily average rate for the relevant year, being C$1.3978=US$1.00 for 2025, C$1.3698=US$1.00 for 2024 and C$1.3497=US$1.00 for 2023.

[2] The value of the long-term incentive grant is calculated as a multiple of the NEO's base salary. This value is then allocated 50% PSUs and 50% RSUs. The calculation to determine the number of units granted divides the total grant value by the 5-day volume-weighted average of the Common Share price preceding the grant date.

[3] None of the NEOs is entitled to perquisites or other personal benefits which, in aggregate, are worth over $50,000 or over 10% of their base salary.

[4] In 2023, Mr. Beil received a grant of RSUs in connection with his transition to Triple Flag from Maverix Metals Inc.

[5] Mr. Cunningham joined as Managing Director of Triple Flag International Ltd. in July 2024. He received a one-time grant in connection with joining Triple Flag International Ltd.

[6] Messrs. Vanderkooy, Bari and Dendle were promoted to Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, effective September 26, 2024.

Compensation Discussion and Analysis

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 61

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

The following table sets forth for each NEO all awards outstanding at the end of 2025, denoted in USD, unless otherwise specified; no awards were granted prior to 2021.

	Option-based Awards				Share-based Awards		
Name	Number of Securities Underlying Unexercised Options	Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options[1] ($)	Number of Shares or Units of Shares that Have Not Vested	Market or Payout Value of Share-based Awards that Have Not Vested[2] ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed
Sheldon Vanderkooy CEO	155,549 239,586 250,153	$ 13.73 $ 13.00 $ 13.00	March 3, 2030 March 4, 2029 May 26, 2028	$ 3,031,650 $ 4,844,429 $ 5,058,094	150,835 – –	$ 5,010,739 – –	Nil Nil Nil
Eban Bari CFO	59,411	$ 13.73	March 3, 2030	$ 1,157,920	79,392 – –	$ 2,637,402 – –	Nil Nil Nil
James Dendle COO	80,892	$ 13.73	March 3, 2030	$ 1,576,585	107,052 – –	$ 3,556,267 – –	Nil Nil Nil
C. Warren Beil VP & General Counsel					106,877 –	$ 3,550,454 –	Nil Nil Nil
Fraser Cunningham Managing Director, Triple Flag International Ltd.					60,791	$ 2,019,477	Nil Nil Nil

[1] Calculated using the closing price of the Company's Common Shares on the NYSE on December 31, 2025 of US$33.22. These options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company's Common Shares on the date of exercise.

[2] The figures in this column are calculated using the closing price of the Company's Common Shares on the NYSE on December 31, 2025 of US$33.22, including dividends.

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

Name	Option-based Awards – Value Vested[1]	Share-based Awards – Value Vested[1]	Non-equity Incentive Plan Compensation Value Earned During the Year
Sheldon Vanderkooy, CEO	$ 476,550	$ 373,956	$ 1,031,230
Eban Bari, CFO	$ 156,727	$ 186,978	$ 484,230
James Dendle, COO	$ 256,137	$ 273,749	$ 717,377
C. Warren Beil, VP & General Counsel	Nil	$ 94,173	$ 349,721
Fraser Cunningham, Managing Director, Triple Flag International Ltd.	Nil	Nil	$ 376,031

[1] Calculated using the closing price of the Company's Common Shares on the vesting date. The options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company's Common Shares on the date of exercise.

Compensation Discussion and Analysis

Compensation Discussion and Analysis NEO EMPLOYMENT AGREEMENTS Sheldon Vanderkooy, Chief Executive Officer; Eban Bari, Chief Financial Officer; James Dendle, Chief Operating Officer; C. Warren Beil, Vice President & General Counsel Each of Messrs. Vanderkooy, Bari, Dendle and Beil have entered into an employment agreement that provides for base salary, a discretion-ary annual cash short-term incentive, benefits and participation in the Omnibus Plan. Amended agreements were entered into with Messrs. Vanderkooy, Bari and Dendle in recognition of their promotions in 2024. The employment agreements with Messrs. Vanderkooy, Bari, Dendle and Beil specify the amount of benefits payable, including severance, if employment were to be terminated. In the event that employment is terminated without cause, Messrs. Vanderkooy, Bari, Dendle and Beil are entitled to receive (i) the NEO’s accrued compensation to the date of termination, (ii) pay in lieu of notice and severance pay calculated as the number of months in the Severance Period (as defined below) multi-plied by the sum of (a) 1/12th of the NEO’s annual salary at the rate in effect as at the termination date and (b) 1/12th of the NEO’s target STI in effect as at the termination date, (iii) a pro-rated target STI amount in respect of the year in which the termination occurred, and (iv) sub-ject to plan terms, continued participation in the group benefit plans for four months following the termination date and a one-time lump sum payment equal to the aggregate premium that would be incurred by the Company to maintain any benefits that cannot be continued for such four-month period (including life, disability, accidental death and dismemberment, and travel accident insurance coverage). Any such termination payments and benefits that are in excess of the minimum requirements under applicable employment standards legislation are conditional on the NEO signing a full and final release of claims in favor of the Company (see ‘‘Termination and Change of Control Benefits’’ below for further details). The ‘‘Severance Period’’ is defined in Mr. Vanderkooy’s employment agreement as 12 months plus two months, per year of service, up to an aggregate maximum of 24 months. In the case of Messrs. Bari and Dendle, it is defined as 12 months plus one month, per year of service, up to an aggregate maximum of 18 months. However, in the event Messrs. Vanderkooy, Bari and Dendle’s employment is terminated with-out cause or they resign for good reason, in each case, within 12 months following a change of control of the Company, the Severance Period will be 24 months. The ‘‘Severance Period’’ is defined in Mr. Beil’s employment agreement as six months plus one month per year of service, up to an aggregate maximum of 12 months. Mr. Beil’s years of service take into account his service with Maverix. However, in the event Mr. Beil’s employment is ter-minated without cause or he resigns for good reason, in each case, within 12 months following a change of control of the Company, the Severance Period will be 18 months for Mr. Beil. In addition to their accrued compensation to the date of termination, each of Messrs. Vanderkooy, Bari, Dendle and Beil is also entitled to receive a pro-rated target STI amount in respect of the year in which the termination occurred in the event of a termination due to retirement, death or disability. Any outstanding equity-based or other long-term awards held by Messrs. Vanderkooy, Bari, Dendle or Beil, including under the Omnibus Plan, will be treated in accordance with the terms of the applicable plan and award agreements (see ‘‘Components of Compensation – Long-term Equity Incentive Plan’’ above for further details). The employment agreements for Messrs. Vanderkooy, Bari, Dendle and Beil also contain customary confidentiality and non-disparage-ment covenants and certain restrictive covenants that will continue to apply following the termination of employment, including non-com-petition and non-solicitation provisions which are in effect during the period of employment and for the 12 months following the termination of employment. Fraser Cunningham, Managing Director, Triple Flag International Ltd. Mr. Cunningham has entered into an employment agreement with Triple Flag International Ltd. that provides for a base salary, a discretion-ary annual cash short-term incentive and benefits. Mr. Cunningham’s agreement also qualifies him to participate in the Omnibus Plan. The employment agreement for Mr. Cunningham specifies the amount of benefits payable, including severance, if employment were to be terminated. If Mr. Cunningham’s employment is terminated without cause, he is entitled to receive (i) accrued compensation to the date of termination, (ii) pay in lieu of notice and severance pay calculated as the number of months in the Severance Period (as defined below) multi-plied by the sum of (a) 1/12th of the annual salary at the rate in effect as at the termination date and (b) 1/12th of the target bonus in effect as at the termination date, (iii) a pro-rated target bonus amount in respect of the year in which the termination occurred, and (iv) subject to plan terms, continued participation in the benefit plan for four months fol-lowing the termination date and a one-time lump sum payment equal to the aggregate premium that would be incurred by the Company to maintain any benefits that cannot be continued for such four-month period (including life, disability, accidental death and dismemberment, and travel accident insurance coverage). Any such termination pay-ments and benefits that are in excess of the minimum requirements under applicable employment standards legislation are conditional on Mr. Cunningham signing a full and final release of claims in favor of the Company (see ‘‘Termination and Change of Control Benefits’’ below for further details). 6 2 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 63

The "Severance Period" is defined in Mr. Cunningham's employment agreement as six (6) months plus one (1) month per year of service, up to an aggregate maximum of twelve (12) months. However, in the event employment is terminated without cause or Mr. Cunningham resigns for good reason, in each case, within 12 months following a change of control of the Company, the Severance Period will be 18 months. In the event that Mr. Cunningham is terminated either (x) not for cause, or (y) in connection with a change of control, the Company will reimburse Mr. Cunningham for certain transitional expenses incurred in connection with the termination.

In addition to accrued compensation to the date of termination, Mr. Cunningham is also entitled to receive a pro-rated target STI amount in respect of the year in which the termination occurred in the event of a termination due to retirement, death or disability.

Any outstanding equity-based or other long-term awards held by Mr. Cunningham, including under the Omnibus Plan, will be treated in accordance with the terms of the applicable plan and award agreements (see "Components of Compensation – Long-term Equity Incentive Plan" above for further details).

Mr. Cunningham's employment agreement also contains customary confidentiality and non-disparagement covenants and certain restrictive covenants that will continue to apply following the termination of employment, including non-competition and non-solicitation provisions which are in effect during the period of employment and for the 12 months following the termination of employment.

TERMINATION AND CHANGE OF CONTROL BENEFITS

For a summary of the termination and change of control benefits provided under the Omnibus Plan, please refer to the "Components of Compensation – Long-term Equity Incentive Plan" section above.

The table below summarizes the termination and change of control benefits provided under the NEOs' employment agreements[1]:

Termination Event	Severance	Bonus	Benefits
Involuntary Termination			
Not for Cause	• CEO: 12 months + 2 months/year of service (max 24 months) • CFO/COO: 12 months + 1 month/year of service (max 18 months) • VP/Managing Director: 6 months + 1 month/year of service (max 12 months)	Target bonus opportunity divided by 12, multiplied by the number of months in the severance period, plus pro-rata stub bonus for current year to termination date	4 months
For Cause	None	None	None
Change of Control[2] & Termination Without Cause/ Good Reason (double-trigger)	• CEO: 24 months • CFO/COO: 24 months • VP/Managing Director: 18 months	Greater of prior year's actual or target bonus opportunity divided by 12, multiplied by the number of months in the severance period, plus pro-rata stub bonus for current year to termination date	4 months
Voluntary Termination			
Resignation	None	None	None
Death	None	Pro-rata stub bonus for current year to termination date	2 months
Retirement/Disability	None/per LTD plan (at least minimum statutory requirements)	Pro-rata stub bonus for current year to termination date	None/per LTD plan

[1] Mr. Cunningham is employed by Triple Flag International Ltd. which in the above table is defined as "Managing Director".

[2] Eligible if termination without cause or resignation for good reason occurs within 12 months following the change of control.

Compensation Discussion and Analysis

64 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

The following table sets forth the estimated incremental payments (using each NEO's base salary and annual incentive plan target, which are disclosed in the "Summary Compensation Table" and the "Short-term Incentive Plan" sections of this Circular) and benefits that the NEOs would have received if (i) the NEO was terminated without cause, (ii) the NEO was terminated without cause or resigned with good reason within 12 months following a change of control, (iii) the NEO retires or becomes disabled and unable to continue in their capacity as an executive or (iv) the NEO passes away, in each case, had the termination occurred December 31, 2025. The rate used for currency exchange is the Bank of Canada daily average rate for the relevant year: C$1.3978=US$1.00 for 2025.

Executive	Termination Event	Severance & Bonus[1]	Equity[2]	Other Payments[3]	Total
Sheldon Vanderkooy Chief Executive Officer	Change of Control & termination without cause or good reason	$ 3,135,575	$ 6,387,782	$ 716	$ 9,524,073
	Not for Cause[4]	2,307,197	4,478,664	716	6,786,577
	Death	0	6,387,782	358	6,388,140
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
Eban Bari Chief Financial Officer	Change of Control & termination without cause or good reason	$ 1,612,328	$ 3,248,868	$ 716	$ 4,861,912
	Not for Cause[4]	917,513	2,332,479	716	3,250,708
	Death	0	3,248,868	358	3,249,226
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
James Dendle Chief Operating Officer	Change of Control & termination without cause or good reason	$ 2,293,247	$ 4,440,102	$ 716	$ 6,734,065
	Not for Cause[4]	1,287,738	3,218,317	716	4,506,771
	Death	0	4,440,102	358	4,440,460
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
C. Warren Beil Vice President & General Counsel	Change of Control & termination without cause or good reason	$ 943,097	$ 3,711,717	$ 612	$ 4,655,426
	Not for Cause[4]	488,267	2,771,046	612	3,259,925
	Death	0	3,711,717	306	3,712,023
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0
Fraser Cunningham Managing Director, Triple Flag International Ltd.	Change of Control & termination without cause or good reason	$ 1,014,047	$ 2,084,702	$ 407,250[6]	$ 3,505,999
	Not for Cause[4]	306,250	1,113,534	407,250[6]	1,827,034
	Death	0	2,084,702	0	2,084,702
	Resignation	0	0	0	0
	Retirement/Disability[5]	0	0	0	0

1 Annual stub STI is added to the calculation, pro-rated to the termination date.

2 Includes unvested stock options, RSUs and PSUs previously awarded to the NEOs. As at December 31, 2025, stock options that were in-the-money were calculated using the closing price of the Company's Common Shares on the NYSE on December 31, 2025 of US$33.22, and subtracting the exercise price of the in-the-money options. These stock options have not been, and may never be, exercised and actual gains, if any, on exercise will depend on the value of the Company's Common Shares on the date of exercise.

3 Includes extended medical benefit premiums, where applicable.

4 Includes $0 equity value as RSUs and PSUs remain outstanding and continue to vest in the ordinary course through the applicable severance period. There is no accelerated vesting in connection with this termination event. As it pertains to the Initial RSU Grant made to Mr. Beil, these RSUs shall be subject to, among other things, time-based vesting over three (3) years from the grant date (in accordance with the grant document and the Omnibus Plan), with protections against forfeiture in the case of termination without Cause (as defined in the Omnibus Plan).

5 Includes $0 equity value as RSUs and PSUs remain outstanding and continue to vest according to the normal vesting schedule. There is no accelerated vesting in connection with this termination event.

6 In the event that Mr. Cunningham is terminated either (i) not for cause, or (ii) in connection with a change of control, the Company will reimburse Mr. Cunningham for certain transitional expenses incurred in connection with the termination.

Compensation Discussion and Analysis

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR | 65

REPORT ON DIRECTOR COMPENSATION AND EQUITY OWNERSHIP

INTRODUCTION

The following discussion outlines the significant elements of the compensation program for the Company's Non-Executive Directors. The CEO and Mr. Cicirelli do not receive any additional compensation for their roles on the Board. The compensation of the Non-Executive Directors is designed to attract and retain committed and qualified directors and to align their compensation with the long-term interests of our shareholders. The terms as director of Timothy Baker and Peter O'Hagan will expire following the Meeting and each will not be standing for re-election to the Board. Information presented below includes disclosure on Messrs. Baker and O'Hagan for the year ended December 31, 2025..

DIRECTOR COMPENSATION – NON-EXECUTIVE DIRECTORS

Our Board, on the recommendation of our Compensation & Talent Committee, is responsible for reviewing and approving any changes to the Non-Executive Directors' compensation arrangements. In consideration for serving on our Board, each Non-Executive Director receives an annual retainer paid in a combination of cash and deferred share units (**"DSUs"**). Non-Executive Directors can also elect to take their annual cash retainer in DSUs. All directors are reimbursed for their reasonable out-of-pocket expenses incurred while serving as directors. Once share ownership guidelines have been achieved, Non-Executive Directors have the option to receive a greater portion of their compensation in cash, if elected in the prior calendar year.

In addition, Triple Flag offers an annual charitable donation of $6,000 per director.

The table below outlines the compensation program for our Non-Executive Directors. All values are in USD.

Board Role	Annual Cash Retainer[1]	Annual DSU Grant[1]	Additional Chair Fee[1]
Board Member	$ 40,000	$ 160,000	–
Chair of the Board	–	–	$ 100,000
Committee Chair	–	–	$ 25,000

[1] Non-Executive Directors who have reached their share ownership guidelines may elect alternative values for the breakdown of their total compensation, provided the election is submitted no later than the end of the calendar year preceding the year in which the election is to apply. A minimum value of DSUs is required each year.

DEFERRED SHARE UNIT PLAN

As part of their annual retainer, Non-Executive Directors are granted DSUs under the Director Deferred Share Unit Plan (the **"DSU Plan"**) to ensure alignment between our shareholders and the Board.

The DSU Plan also allows our Non-Executive Directors to elect to take all or a portion of their annual cash retainer in the form of DSUs. Each director wishing to make an election to receive all or a portion of their annual cash retainer in DSUs must do so by no later than the end of the calendar year preceding the year in which the election is to apply. Once share ownership guidelines are achieved, our Non-Executive Directors may elect to take a portion of their annual DSU grant in the form of cash. Each director wishing to make an election to receive a portion of their annual DSU grant in cash must do so no later than the end of the calendar year preceding the year in which the election is to apply.

A DSU is a unit, equivalent in value to a Common Share, credited by an entry in the books of the Company, to an account in the name of the director. When cash dividends are paid on Common Shares, additional DSUs will automatically be granted to each director who holds DSUs on the record date for the dividends. When an eligible director no longer holds a position with the Company and its related entities, the director will receive a payment in cash at the fair market value of the Common Shares represented by his or her DSUs on the director's elected redemption date. Each director's elected redemption date (up to four) will not be earlier than the date the director ceases to hold all positions with the Company and its related entities and will not be later than December 15 of the year following the year in which the director ceases to hold all positions with the Company and its related entities.

Report on Director Compensation and Equity Ownership

66 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

DIRECTOR SHARE OWNERSHIP GUIDELINES

We have established share ownership guidelines for Non-Executive Directors to align their interests with those of our shareholders and mitigate against the likelihood of undue risk-taking. The ownership guidelines establish minimum equity ownership levels for each Non-Executive Director based on a multiple of their annual cash retainer, which is currently set at 10 times the annual cash retainer. Directors are expected to meet the prescribed ownership levels within five years of the later of (i) completion of the IPO and (ii) the date of their appointment to the Board. Common Shares and the value of DSUs and other equity-based awards are included in determining an individual's equity ownership value. Once the share ownership guidelines have been achieved, Non-Executive Directors have the option to receive a greater portion of their compensation in cash, if elected in the prior calendar year (see "Director Share Ownership Multiples") on page 21 of this Circular for additional details.

DIRECTOR COMPENSATION – BOARD OF DIRECTORS

The following table sets out information concerning the fiscal 2025 compensation earned by, paid to or awarded to the Board of Directors.

Name	Fees Earned[1]	Share-based Awards[2]	Option-based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Dawn Whittaker[3]	$ –	$ 300,000	–	–	–	–	$ 300,000
Susan Allen[4]	$ 160,000	$ 65,000	–	–	–	–	$ 225,000
Timothy Baker[4]	$ 65,000	$ 160,000	–	–	–	–	$ 225,000
Peter O'Hagan[4]	$ 185,000	$ 40,000	–	–	–	–	$ 225,000
Geoff Burns[5]	$ 160,000	$ 40,000	–	–	–	–	$ 200,000
Blake Rhodes	$ 40,000	$ 160,000	–	–	–	–	$ 200,000
Elizabeth Wademan[6]	$ 200,000	–	–	–	–	–	$ 200,000
Mark Cicirelli[7]	NA	NA	NA	NA	NA	NA	NA
Sheldon Vanderkooy[7]	NA	NA	NA	NA	NA	NA	NA

1 Cash retainer paid to the directors in USD.

2 Represents DSUs credited (with immediate vesting) in 2025.

3 Ms. Whittaker elected to receive all of her compensation in DSUs.

4 Messrs. Baker and O'Hagan elected to receive their chair fees in cash and Ms. Allen elected to receive her chair fees in DSUs.

5 Mr. Burns has satisfied the Company's director share ownership guidelines, and as such, elected in 2024 to receive three quarters of his fees in cash and the remainder in DSUs.

6 Ms. Wademan is the President and CEO of CDEV, a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the *Conflicts of Interest Act* (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

7 Non-Independent Directors are not eligible for director compensation. For more information about Mr. Vanderkooy's compensation, please refer to the NEO Summary Compensation Table. Mr. Cicirelli is an employee of an affiliated entity of the Principal Shareholders and, as such, does not receive any compensation for his role on the Board.

Report on Director Compensation and Equity Ownership

TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR | 67

OUTSTANDING SHARE-BASED AWARDS

The following grants of DSUs were awarded to the Non-Executive Directors under the DSU Plan, in USD, and remained outstanding as of December 31, 2025. All such DSUs were vested as of December 31, 2025.

Name	Number of DSUs	Market or Payout Value of Share-based Awards that Have Not Vested ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed[1] ($)
Dawn Whittaker	101,169	–	$ 3,360,834
Susan Allen	38,396	–	$ 1,275,515
Timothy Baker	55,769	–	$ 1,852,646
Peter O'Hagan	51,044	–	$ 1,695,682
Geoff Burns	7,308	–	$ 242,772
Blake Rhodes	29,253	–	$ 971,785
Elizabeth Wademan[2]	Nil	Nil	Nil

[1] Under the terms of the DSU Plan, DSUs cannot be paid out until redeemed by the participant following termination of Board service. All outstanding DSU awards vested on the day they were granted. For the purposes of this table, the value of the DSUs is calculated based on the closing price of a Common Share on the NYSE on December 31, 2025, being US$33.22.

[2] Ms. Wademan is the President and CEO of CDEV, a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the *Conflicts of Interest Act* (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

Beginning in fiscal 2022, the Non-Executive Directors were granted fully vested DSUs under the DSU Plan in respect of their Annual DSU Grant and for the Chair of the Board, the additional Chair Fee, on a quarterly basis in arrears. None of our Non-Executive Directors currently holds any option-based awards.

INCENTIVE PLAN AWARDS VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out, for each of our Non-Executive Directors, the value of the share-based awards that vested in accordance with their terms during fiscal 2025, in USD.

Name	Principal Position	Share-based Awards – Value Vested During the Year[1] ($)
Dawn Whittaker	Board Chair	$ 300,000
Susan Allen	Audit & Risk Committee Chair	$ 65,000
Timothy Baker	Governance & Sustainability Committee Chair	$ 160,000
Peter O'Hagan	Compensation & Talent Committee Chair	$ 40,000
Geoff Burns	Board Member	$ 40,000
Blake Rhodes	Board Member	$ 160,000
Elizabeth Wademan[2]	Board Member	Nil

[1] Under the terms of the DSU Plan, DSUs cannot be paid out until redeemed by the participant following termination of Board service. All outstanding DSU awards vested on the day they were granted. The value of the DSUs is calculated based on the closing price of a Common Share on the NYSE on the applicable vesting date.

[2] Ms. Wademan is the President and CEO of CDEV, a Federal Crown corporation that reports to the Canadian Minister of Finance, and is subject to the provisions of the *Conflicts of Interest Act* (Canada). Due to her role with CDEV, Ms. Wademan is prohibited from receiving DSUs and receives an additional award of cash in lieu of such award.

Outstanding Share-based Awards

Other Information OTHER INFORMATION DIRECTOR AND OFFICER LIABILITY INSURANCE Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insur-ance coverage, we and our subsidiaries will be reimbursed for insured claims where payments have been made under indemnity provisions on behalf of our and our subsidiaries’ directors and officers, subject to a deductible for each loss, which will be paid by us. Our and our sub-sidiaries’ individual directors and officers will also be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries. Excluded from insur-ance coverage are illegal acts, acts which result in personal profit and certain other acts. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS Management of the Company is not aware of a material interest, direct or indirect, of any director or officer of the Company, any director or officer of a body corporate that is itself an insider or subsidiary of the Company, any proposed nominee for election as a director of the Com-pany, any principal shareholder, or any associate or affiliate of any such person, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON Except as otherwise disclosed, management of the Company is not aware of a material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, of any director or officer of the Company at any time since the beginning of the Company’s last financial year, of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors. INDEBTEDNESS OF DIRECTORS AND OFFICERS None of our, or our subsidiaries’, directors, executive officers, employ-ees, former directors, former executive officers or former employees and none of their associates is or has within 30 days before the date of this Circular or at any time since the beginning of the most recently completed financial year been indebted to us or any of our subsidiaries or another entity whose indebtedness is subject to a guarantee, sup-port agreement or letter of credit, or other similar agreement or under-standing provided by us or any of our subsidiaries. CORPORATE CEASE TRADE ORDERS None of the director nominees, directors or executive officers of the Company is, as at the date of this Circular, or has been within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that (a) was subject to an order that was issued while the director nominee, director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an order that was issued after the director nominee, director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief finan-cial officer. For the purposes of this paragraph, ‘‘order’’ means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days. BANKRUPTCIES Other than as set out below, none of the director nominees, directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to materially affect the control of the Company has, within the 10 years prior to the date of this Circular (a) been a director or executive officer of any com-pany (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceed-ings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets. 6 8 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Other Information Susan Allen served as a director of A Brand Company, Inc., a privately-held U.S. promotions and marketing firm, from March 2016 to June 2020, at which time it completed a sale of its U.S. assets. Ms. Allen also served as a director of BrandAlliance, Inc., a Canadian Brand Company subsidiary whose assets were not included in the sale, from February 2018 until her resignation on June 1, 2020. On June 1, 2020, Brand-Alliance, Inc. filed for bankruptcy under the Bankruptcy and Insolvency Act (Canada) and a receiver was appointed. From June 2021 to December 2023, Eban Bari served as a director of 11272420 Canada Inc., the parent company of Stornoway Diamonds (Canada) Inc. (‘‘Stornoway’’), a privately-held Canadian company that owned and operated the Renard diamond mine in Northern Quebec. Both 11272420 Canada Inc. and Stornoway filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada) on October 27, 2023, and a monitor was appointed. PENALTIES OR SANCTIONS None of the director nominees, directors or executive officers of the Company, nor, to the Company’s knowledge, any shareholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision. CONFLICTS OF INTEREST To the Company’s knowledge, there are no existing potential conflicts of interest among the Company or its subsidiaries and the directors or officers of the Company or its subsidiaries as a result of their outside business interests as at the date of this Circular. The Principal Share-holder owns or controls, directly or indirectly, approximately 67% of the issued and outstanding Common Shares. Certain members of our Board are also members of the boards of directors or executive officers of other public companies. Our Board has not adopted a director interlock policy but will keep informed of other public and private directorships held by its members (see ‘‘Director Profiles’’). Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company. The Company’s directors and officers are required by law to act hon-estly and in good faith with a view to the best interests of the Company and are also required to comply with the conflict of interest provisions of the CBCA. A director who has a material interest in a matter before our Board or any committee on which they serve is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which they serve, such director may be required to recuse themselves from the meeting while discussions and voting with respect to the matter are taking place. The contract or transaction resulting from the matter is not invalid, and the director is not accountable to the Company or its shareholders for any profits real-ized from the contract or transaction, because of the director’s interest in the contract or transaction or because the director was present or was counted to determine whether a quorum existed at the meeting of directors that considered the contract or transaction, if the interest was properly disclosed as detailed above, the directors approved the contract or transaction, and the contract or transaction was reasonable and fair to the Company when it was approved. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict of interest. The directors and officers of the Company have been advised of their obligations to act at all times in good faith and in the interests of the Company and to disclose any conflicts to the Company if and when they arise. Further, our directors and executive officers are prohibited from purchasing financial instruments designed to hedge or offset a decrease in the market value of our Common Shares. NORMAL COURSE ISSUER BID In November 2025, Triple Flag received approval from the TSX to renew its normal course issuer bid (‘‘NCIB’’). Under the NCIB, the Company may acquire up to 10,328,075 (2024 NCIB: 10,071,642) of its Common Shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2026. Daily purchases will be limited to 43,278 Common Shares, representing 25% of the average daily trading volume of the Common Shares on the TSX for the period from May 1, 2025 to October 31, 2025, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All Common Shares that are repurchased by the Com-pany under the NCIB will be canceled. For the year ended December 31, 2025, the Company purchased 518,300 (2024: 615,200) of its Common Shares under the NCIB for $9.0 million (2024: $8.9 million), of which $4.5 million (2024: $5.3 million) was share capital. In connection with the NCIB, the Company established an Automatic Share Purchase Plan (‘‘ASPP’’) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of Common Shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its Common Shares due to regulatory restrictions and customary self-imposed blackout periods. TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR 6 9

Other Information NON-IFRS FINANCIAL MEASURES Certain financial measures discussed in this Circular, such as Adjusted EBITDA, Adjusted Net Earnings, Asset Margin and Free Cash Flow, are non-IFRS financial measures. For more information on the Company’s use of non-IFRS financial measures and detailed reconciliations to the most directly comparable IFRS measures, please see the ‘‘Non-IFRS Financial Performance Measures – Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Share’’, ‘‘Non-IFRS Financial Performance Measures – Adjusted EBITDA’’, ‘‘Non-IFRS Financial Performance Measures – Gross Profit Margin and Asset Margin’’ and ‘‘Non-IFRS Financial Performance Measures – Free Cash Flow’’ sections included in the Management’s Discussion & Analysis of the Company’s 2025 Annual Report, available on our SEDAR profile at www.sedarplus.ca, which disclosures are incor-porated by reference herein. These measures do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similarly titled measures presented by other publicly traded companies, and should not be construed as an alternative to other financial mea-sures determined in accordance with IFRS. ADDITIONAL INFORMATION The Company is a reporting issuer under the applicable legislation of all of the provinces and territories of Canada and is required to file consolidated financial statements and information circulars with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada. The Company has filed its AIF on SEDAR+ which, among other things, contains all of the disclosure required by Form 52-110F1 under NI 52-110. Copies of the Company’s latest AIF, the Company’s 2025 Annual Report and this Circular can be obtained free of charge upon request from the Vice President, Investor Relations of the Company at 4535-161 Bay Street, Toronto, Ontario M5J 2S1. Financial information is provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Additional information about or relating to the Company is also on SEDAR+ at www.sedarplus.ca and can also be found at www.tripleflagpm.com and/or by dialing in for regularly scheduled conference calls. SHAREHOLDER PROPOSALS There were no shareholder proposals received in relation to the Meet-ing during the prescribed period for submission. Subject to the requirements set forth in Section 137 of the CBCA, an eli-gible shareholder may: (i) submit to the Company notice of any matter that the person proposes to raise at the next annual meeting of share-holders of the Company (a ‘‘proposal’’); and (ii) discuss at such meeting any matter in respect of which the person would have been entitled to submit a proposal. For a proposal to be included in the management information circular in connection with the next annual meeting of shareholders of the Company, an eligible shareholder must submit the proposal after December 7, 2026 but no later than February 7, 2027. CONTACTING THE BOARD OF DIRECTORS Shareholders, employees and other interested parties may communi-cate directly with the Board through the Chair of the Board by writing to: Chair of the Board c/o Corporate Secretary Triple Flag Precious Metals Corp. 4535-161 Bay Street Toronto, ON M5J 2S1 Shareholders may also contact the Chair with any proposals for director nominees. See ‘‘Advance Notice Provisions’’. BOARD APPROVAL The contents and sending of this Circular to shareholders entitled to receive notice of the Meeting, to each director, to the external auditor of the Company and to the appropriate government agencies have been approved by the Board. Eban Bari Chief Financial Officer Dated in Toronto, Ontario March 24, 2026 7 0 TRIPLE FLAG 2026 MANAGEMENT INFORMATION CIRCULAR

Appendix A: Board of Directors Mandate APPENDIX A BOARD OF DIRECTORS MANDATE MANDATE OF THE BOARD OF DIRECTORS (THE ‘‘MANDATE’’) Approved by the Board of Directors on May 3, 2021 and amended and restated on February 21, 2023. 1. INTRODUCTION The members of the board of directors (respectively, the ‘‘Directors’’ and the ‘‘Board’’) ofTriple Flag Precious Metals Corp. (the ‘‘Company’’) are elected by the shareholders of the Company and are responsible for the stewardship of the Company. The purpose of this Mandate is to describe the principal duties and responsibilities of the Board, as well as some of the policies and procedures that apply to the Board in discharging its duties and responsibilities. Certain aspects of the composition and organization of the Board are prescribed and/or governed by the Canada Business Corporations Act and the constating documents of the Company, and applicable agreements, including the investor rights agreement between the Company and its principal shareholders (the ‘‘Investor Rights Agreement’’). Certain of the provisions of the Mandate may be modified or superseded by the provisions of the Investor Rights Agreement. In the event of a conflict between this Mandate and the Investor Rights Agreement, the Investor Rights Agreement shall prevail. 2. ROLE AND RESPONSIBILITIES OF THE BOARD The Board is responsible for supervising the management of the busi-ness and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value. In accordance with the Canada Business Corporations Act, in discharging his or her duties, each Director must act honestly and in good faith, with a view to the best interests of the Company. Each Director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. 3. CHAIR OF THE BOARD The Board will appoint an independent director to act as Chair of the Board (the ‘‘Chair’’). If the Board determines that this is not appropriate in the circumstances and instead appoints a non-independent director to act as a Chair, the Board will also appoint an independent director to act as lead director (the ‘‘Lead Director’’). Either an independent Chair or the Lead Director will act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The Chair and the Lead Director, as applicable, may be removed at any time at the discretion of the Board. 4. POSITION DESCRIPTIONS The Board shall review and, if determined appropriate, approve the recommendations of the Governance & Sustainability Committee, con-cerning formal position descriptions for: (a) the Chair; (b) the Lead Director, if the Chair is not an independent Director; (c) the chair of each standing committee of the Board; and (d) the CEO. 5. BOARD SIZE The constating documents of the Company provide that the Board shall be comprised of a minimum of three (3) Directors and a maximum of ten (10) Directors, as determined from time to time by the Directors. The Board shall initially be comprised of seven (7) Directors. The Board shall periodically review its size in light of its duties and responsibilities. Applicable residency requirements will be complied with in respect of the composition of the Board. TRIPLE FLAG 2025 MANAGEMENT INFORMATION CIRCULAR 7 1

Appendix A: Board of Directors Mandate 6. INDEPENDENCE The Board shall be comprised of a majority of independent Directors. A Director shall be considered independent if they would be con-sidered independent for the purposes of National Instrument 58-101 – Disclosure of Corporate Governance Practices and any other applicable securities laws and the rules of any stock exchanges upon which the Company’s securities are listed. 7. BOARD MEETINGS (a) The proceedings and meetings of the Board are governed by the provisions of the constating documents of the Company relating to the regulation of the meetings and proceedings of the Board. In accordance with the constating documents of the Company, meetings of the Board may be held at such times and places as the Chair may determine and as many times per year as necessary to effectively carry out the Board’s responsibilities. (b) The non-employee Directors may meet without the Chief Execu-tive Officer, Chief Financial Officer, any Vice-President and/or any Managing Director of the Company (each, an ‘‘executive officer’’), as required. The independent Directors may meet without execu-tive officers of the Company and any non-independent Directors, as required. (c) The Chair shall be responsible for establishing or causing to be established the agenda for each Board meeting, and for ensuring that regular minutes of Board proceedings are kept and circulated on a timely basis for review and approval. (d) The Chair (or other Directors as delegated by the Chair from time to time) may invite, at its discretion, any other individuals to attend its meetings. Executive officers of the Company shall attend a meeting if invited by the Chair (or another Director dele-gated by the Chair). 8. DELEGATIONS AND APPROVAL AUTHORITIES (a) The Board shall appoint the chief executive officer of the Company (the ‘‘CEO’’) and delegate to the CEO and other executive officers of the Company the authority for the day-to-day management of the business and affairs of the Company. (b) The Board may delegate certain matters it is responsible for to the committees of the Board, currently consisting of the Audit & Risk Committee, the Compensation & Talent Committee and the Governance & Sustainability Committee. The Board may appoint other committees, as it deems appropriate, subject to compliance with the Investor Rights Agreement and to the extent permissible under applicable law. The Board will, however, retain its oversight function and ultimate responsibility for such matters and associ-ated delegated responsibilities. 9. STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT (a) The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by executive officers of the Company to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs. (b) The Board, in conjunction with management, shall be responsible for identifying the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and proce-dures to address specified risks, including delegation of financial and related risk management to the Audit & Risk Committee, delegation of risks associated with compensation policies and practices to the Compensation & Talent Committee and delegat-ing to the Audit & Risk Committee the responsibility and author-ity to monitor, assess and manage risk-related environmental and social issues. 10. SUCCESSION PLANNING, APPOINTMENT AND SUPERVISION OF EXECUTIVE OFFICERS OF THE COMPANY (a) The Board shall approve the corporate goals and objectives of the CEO and review the performance of the CEO against such corporate goals and objectives. The Board shall take steps to satisfy itself as to the integrity of the CEO and other executive officers of the Com-pany and that the CEO and other executive officers of the Company create a culture of integrity throughout the organization. (b) The Board shall approve the succession plan for the Company, including the selection, appointment, supervision and evaluation of the executive officers of the Company, and shall also approve the compensation of the executive officers of the Company upon recommendation of the Compensation & Talent Committee and/or the Governance & Sustainability Committee. 7 2 TRIPLE FLAG 2025 MANAGEMENT INFORMATION CIRCULAR

Appendix A: Board of Directors Mandate 11. FINANCIAL REPORTING AND INTERNAL CONTROLS The Board shall review and monitor, with the assistance of the Audit & Risk Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any sig-nificant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes. 12. REGULATORY FILINGS The Board shall approve all applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 8(b) of this mandate. These include, but are not limited to, the annual audited financial statements, interim finan-cial statements and related management’s discussion and analysis accompanying such financial statements, management proxy circu-lars, annual information forms, earnings press releases, annual reports, prospectuses, offering documents and other applicable disclosure. 13. CORPORATE DISCLOSURE AND COMMUNICATIONS The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules, regulations, including the rules and regulations of the stock exchanges upon which the Company’s securities are listed. In addition, the Board shall adopt appropriate pro-cedures designed to permit the Board to receive feedback from share-holders on material issues. 14. CORPORATE POLICIES The Board shall adopt and periodically review policies and proce-dures. The policies and procedures adopted by the Board are designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations, including the rules and regulations of the stock exchanges upon which the Company’s securities are listed, and conduct the Company’s business ethically and with honesty and integrity. 15. INDEPENDENT ADVICE In discharging its mandate, the Board shall have the authority to retain and receive advice from, special legal, accounting or other advisors and outside consultants, if appropriate. 16. REVIEW OF MANDATE The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively. This Mandate is not intended to give rise to civil liability on the part of the Company or its Directors or officers, to shareholders, security holders, customers, suppliers, competitors, employees or other persons, or to any other liability whatsoever on their part. The Board may review and recommend changes to the Mandate from time to time and the Governance & Sustainability Committee may periodically review and assess the adequacy of this Mandate and rec-ommend any proposed changes to the Board for consideration. TRIPLE FLAG 2025 MANAGEMENT INFORMATION CIRCULAR 7 3

Appendix B: How to Participate in the Meeting Online

Triple Flag Precious Metals Corp. TD Place 161 Bay Street, Suite 4535 Toronto, ON, Canada M5J 2S1 Triple Flag International Ltd. Cumberland House, 5th Floor 1 Victoria Street Hamilton HM 11, Bermuda Common Share Listings Toronto Stock Exchange: TFPM New York Stock Exchange: TFPM Auditors PricewaterhouseCoopers LLP Toronto, Canada Transfer Agent Computershare Investor Services Inc. 320 Bay Street, 14th Floor Toronto, ON, Canada M5H 4A6 Toll Free: (800) 564-6253 Tel: +1 (416) 263-9200 service@computershare.com Investor Relations David Lee Vice President, Investor Relations ir@tripleflagpm.com TRIPLEFLAGPM.COM